04028722

MAY 18 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E. 4/30/04

For the month of April, 2004

Commission File Number: 001-13196

PROCESSED
MAY 19 2004
THOMSON FINANCIAL

Desc, S.A. de C.V.
(Translation of registrant's name into English)

Paseo de los Tamarindos 400-B, Bosques de las Lomas, 05120 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

desc


la Gloria
Del Fuerte
PURE DE TOMATE

ANNUAL REPORT 2003

DESC CONSOLIDATED

(millions of dollars)[1]

(except share information expressed in dollars)

	2002	2003
Net Sales	1,978	1,975
Exports (2)	902	860
Operating Profit	106	77
Operating Margin	5.3%	3.9%
Operating Cash Flow (EBITDA) (3)	234	202
Net Consolidated Income	(115)	(215)
Majority Net Income	(103)	(201)
Interest Coverage Ratio (4)	3.32	2.91
Earning per ADS	(1.41)	(2.92)
Market Value per ADS (NYSE)	6.75	5.35

(1) Dollar figures were calculated based on nominal pesos for each month, divided by the exchange rate of such months
(2) Exports represent real dollar income
(3) *Operating Profit + Depreciation and Amortization*
(4) (Operating Profit + Depreciation and Amortization + Interest Gain)/ Interest Expenses.

DESC CONSOLIDATED

(millions of constant pesos as of december, 2003)

(Except share information expressed in dollars)

	2002	2003
Net Sales	20,360	21,755
Exports (1)	902	860
Operating Profit	1,081	842
Operating Margin	5.3%	3.9%
Operating Cash Flow (EBITDA) (2)	2,401	2,223
Net Consolidated Income	(1,215)	(2,404)
Majority Net Income	(1,085)	(2,240)
Interest Coverage Ratio (3)	3.32	2.91
Earning per ADS	(1.41)	(2.92)
Market Value per ADS (NYSE)	6.75	5.35

(1) Exports represent real dollar income
(2) Operating Profit + Depreciation and Amortization
(3) *(Operating Profit + Depreciation and Amortization + Interest Gain)/ Interest Expenses*


REAL ESTATE 20%
AUTOMOTIVE 43%
FOODS 13%
CHEMICAL 24%

EBITDA PER SECTOR


REAL ESTATE 9%
FOODS 18%
AUTOMOTIVE 36%
CHEMICAL 37%

SALES PER SECTOR

DESC PHILOSOPHY

PROFILE

Desc, S.A. de C.V., is one of the most important conglomerates in Mexico. It focuses its activity on four business sectors: Automotive, Chemical, Food, and Real Estate. The diversity of Desc allows it to compensate the effects of the natural economic cycles of the sectors in which it participates, and to concentrate its investments and efforts in areas where the economical circumstances offer the best opportunities.

PHILOSOPHY

In Desc we are committed to create value for our shareholders, and to contribute in an effective and transcendent manner to the social-economical development of our Country, attending the needs of our customers under a scheme of continuous collaboration.

We firmly believe in the development of our own technology which allows us to enter into important markets and to compete favorably; we trust in our personnel's capacity in order to overcome the challenges that might come; and we maximize the synergies of our businesses in order to promote its development and to generate team spirit.

In Desc we work with the highest ethical sense and strictly observe all our legal, fiscal and contractual obligations.

One of the basic purposes of our Group is the contribution to the society of which we are part of. In Desc, we renew every year our compromise with the community through economical support to those who need it the most... The support to the most unprotected communities of the Country, and particularly to the children, who are the future's hope, is a fundamental part of our organizational culture.

The creation of value for our shareholders, customers, and personnel, as well as the promotion of education, and the value in different communities, should lead us to the construction of a better and more just Country.

LETTER TO OUR SHAREHOLDERS

2003 was a transcendental year for Desc due to the great challenges faced, the drastic measures carried through, and the actions executed in order to overcome them. The delay in the reactivation of the world economy prevented the recovery of the industrial sector, and the companies of our Group that had to diminish their margins in order to sustain sales volume. However, the better outlook for the world economy in 2004 and the concrete actions developed within our Group are the key for the improvement of results that are already starting to become evident.

THE WORLD ECONOMIC ENVIRONMENT AND DESC

The disappointing growth of the Mexican economy (1.3%) and the contraction of the manufacturer sector in the United States (-2.2%), mainly due to the lack of investment of the corporations, had an adverse effect on the sales of our businesses.

Coincidentally with the behavior of the economic cycle, our Group suffered a slight decrease in its sales from US $1,978 million in 2002 to US $1,975 million in 2003. The breakdown between domestic and foreign market sales remained almost flat over the previous year, with exports reaching 44% of the total sales.

During the last year, exogenous factors caused important raises in the cost of our raw materials that affected our operation adversely. Cost increases could not be transferred to consumer prices due to the weakness of the markets. Therefore, the margins of our businesses were strongly affected, with a resulting EBITDA of US$ 202 millions compared to 2002's EBITDA of US $234.

Even though the restrictions resulting from our financial situation forced us to reduce our investment from US $149 million in 2002, to US $117 million in 2003, the selective use of such resources allowed us to keep the high technological standard of our plants and their capacity to continue manufacturing the high quality products that has characterized us. These considerations will allow us to take advantage of the recovery part of the cycle, which has already started to show.

OUR SECTORS IN 2003

In the Automotive Sector we continued to offer the excellent quality that has always characterized us. However, the closing of the DaimlerChrysler plant located in Lago Alberto continued affecting the sales of our business of stamped parts, axles, and propeller shafts. Likewise, the delay of the start-up date of operations in the Tractor project (which consists of the operation of the production lines bought from Dana) as well as technical stoppages in some of the assembly plants, significantly affected our sales and margins.

In 2003, we continued with our strategy to take advantage of our competitive edge in our manufacturing process. For metal-mechanical and industries of similar characteristics, we focus mainly at becoming a top supplier throughout the different levels of integration of the automotive industry. This strategy, and the projects developed jointly with our clients, will be the key to increase our sales and margins for the short and medium term.

In the Chemical Sector, we were affected by the pressure on sale prices caused by the global excess offer, and by the increase in prices for main raw materials. These circumstances forced our businesses to sacrifice their margins even when the sales volume was kept on slightly superior levels than those of 2002. During the year we continued with the strategy of migrating towards specialties, which should allow us to attack segments of the market with larger margins in the following years.

In the Branded Food Sector we had an increase in the operating margins, which after some years continues to show a clear potential of creating value added for our Group, both in Mexico and in the United States. This year we continued with the strategy to optimize the manufacturing processes and, at the same time, positioning our brands as products with the highest quality in the markets. New product lines, such as new canned peppers, are already in the market and have already started to increase participation. This will allow us to foresee an important growth with yield capacity for these businesses during the following years.

In the Pork Business, the closing of operations in the Bajio had a positive impact in results. The business in Yucatan operates with worldwide class efficiency. Therefore, considering that 2003 was a year with extraordinarily low prices in pork, the business in the Southeastern part of Mexico achieved reasonable profits.

The Real Estate Sector showed an exceptional year regarding sales and generation of cash flow due to sales in Bosques de Santa Fe and Punta Mita, as well as the sale of a territorial reserve in the State of Mexico and a piece of land in the development Arcos Bosques. The construction of the Arcos Bosques North Building C was totally accomplished, and more than half of the building was sold in presale.

PORTFOLIOS RESTRUCTURE

As part of our strategy plan of 2003, during the year we continued with the depuration of our business portfolio. This will allow us to reassign resources and to improve our financial situation and, therefore, to bet on the future.

In the third quarter of the year, we accomplished the divestiture of the assets of the adhesive and water proofing business. Such operation allowed us to obtain resources, which were mainly destined to the reduction of debt and to the strengthening of the financial structure of the company. The realization of this divestiture was a key element in order to achieve the financial restructure.

We also successfully accomplished the sale of the assets of the aluminum wheels business, and at the same time, we acquired 100% of the share participation in the steel wheels business, ending the partnership we had with Hayes Lemmerz. Desc's cash flow benefited immediately after this operation, since the aluminum wheel business was operating with negative figures.

On the other hand, we plan to acquire 18.6% of ASF and 18.6% of Corfuerte which is now owned by JP Morgan Capital. In addition, we will also acquire 40% of Industrias Nair, in order to wholly own these businesses. Such acquisitions will allow us to be the owners of our destiny, in a wider manner.

RADICAL MEASURES

The low performance of some of our businesses forced us to undertake radical measures towards the end of the year. Such measures, positioned us in a very favorable situation in order to achieve our objectives and offer us a healthier organization:

1. NEW ADMINISTRATIVE RESTRUCTURING:
   The sales decrease gave as a result a continuous increase in the operating cost (administrative and sales) as a percentage of sales, going from 13.5% in 1998 to 18.2% in 2002, which forced us to carry out a reduction of more than 400 administrative employees. This allowed us to decrease the operating cost to sales down to 17.8%.

However, such cost level was still unacceptable. Therefore, towards the end of 2003, a new organizational restructure process was initiated. This time, the reduction implied a lay-off of more than 1,000 administrative employees. Such restructure shall generate very significant savings, with which we expect to reduce operation costs to sales to levels around 15.0% in 2004.

This project should be concluded by the first quarter of 2004, and it shall not only guarantee Desc a more flexible and lower cost structure, but also, a more efficient one, conformed by the best team of officers, suitable for the size of our businesses.

FINANCIAL RESTRUCTURING:
The concrete actions carried out in order to overcome the crisis of the last years, allowed us to achieve an agreement with all of our banking creditors in order to restructure our debt. The amount of the restructured debt was approximately US $720 million, which represented almost 70% of the consolidated debt of the Group of approximately US $ 1,054 million at the end of 2003 and nearly US $989 million of net debt.

This financial restructure allowed us to improve our debt profile and to acquire credit with restrictions in line with our projections. Furthermore, such restructure demonstrated once again that the trust of our creditors in our capacity to overcome these difficult times is still strong and present.

2004 OBJECTIVES
2004 will be a year of great opportunities for Desc. The bases for the upturn of our results are already established. For this reason, I have no doubt that we will achieve our objectives, which are mainly focused in:

1. **RECOVERING THE PROFITABILITY OF OUR BUSINESSES:**
   - Focus the efforts of the organization on improving business operations; Increase sales and EBITDA; use a strict cash flow administration; and a strict CAPEX and working capital control.

2. **SUBSTANTIALLY IMPROVE OUR FINANCIAL SITUATION:**
   - Improve the business results; and our financial ratios.

3. **CONSOLIDATE THE ADMINISTRATIVE RESTRUCTURING:**
   - Optimize the functioning of the new structures; strengthen Desc as an institutional corporation; implement the development strategy to our personnel; and be stricter when evaluating the performance of our executives.

4. **CONTINUE WITH THE STRATEGIC DEFINITION OF DESC OF THE FUTURE:**
   - Continue with the evaluation and divestiture of certain non-strategic businesses; and accomplish the strategic definition of our core business or bets on the future.

5. **IMPROVE DESC'S STOCK LIQUIDITY AND VALUE IN THE MARKET.**

In conclusion, 2004 will be a great year for Desc. Accomplishing our projects and achieving our objectives will allow us to position ourselves, in a privileged situation at the end of the present year. This achievement will require the effort of everyone that works at Desc and I have no doubt at all that we will attain it.



FERNANDO SENDEROS MESTRE
Executive President and Chairman of the Board

April, 2004


3,000
2,500
2,000
1,500
1,000
500
0
1999
2000
2001
2002
2003

Net Sales
millions of dollars


980
902
860
1,200
1,000
800
600
400
200
0
1999
2000
2001
2002
2003

Exports
millions of dollars


405
350
302
234
202
450
400
350
300
250
200
150
100
50
0
1999
2000
2001
2002
2003

Operating Cash Flow (EBITDA)
millions of dollars


307
229
176
106
77
350
300
250
200
150
100
50
0
1999
2000
2001
2002
2003

Operating Profit
millions of dollars



JUAN RENÉ CÁRDENAS LÓPEZ
Managing Director Grupo Porcícola Mexicano

NICOLÁS GUTIÉRREZ MONTERO
Managing Director Chemical Sector

FERNANDO SENDEROS MESTRE
Executive President and Chairman of the Board



MARIO SURO RODRIGUEZ
Managing Director Automotive Sector

ANDRES BAÑOS SAMBLANCAT
Managing Director Real Estate Sector

ROGER PATRON GONZALEZ
Managing Director Branded Products Sector

2004 will be a year of great opportunities for Desc. The bases for the upturn of our results are already established


300
250
200
150
100
50
0
167
255
150
149
117
1999
2000
2001
2002
2003

Capital Expenditures
millions of dollars


1,400
1,200
1,000
800
600
400
200
0
926
1,106
942
946
989
149
150
148
232
64
1999
2000
2001
2002
2003

Net Debt
millions of dollars
Cash Net Debt


44
43
42
41
40
39
38
37
36
35
38
41
43
43
0
1999
2000
2001
2002
2003

Declared Dividends
millions of dollars


25,000
20,000
15,000
10,000
5,000
0
20,878
22,320
19,344
16,324
13,854
1999
2000
2001
2002
2003

Number of employees

AUTOMOTIVE SECTOR

VEL-CON
Constant Velocity Joints

TREMEC TRANSMISIONES
Transmissions

PEMSA
Stamped parts

DESC AUTOMOTRIZ COMERCIALIZADORA
Aftermarket

TSP
Transmissions

SW
Steel Wheels

SPICER AUTOMETALES
Foundry

SPICER CARDANES
Propeller Shafts

SPICER FORJAS
Forging

SPICER EJES TRACTIVOS
Axles

SPICER ENGRANES CONICOS
Gears

PISTONES MORESA
Pistons and Pins

VEHYCO Pistones
Pistons

MORESTANA
Tappets

TF VICTOR
Joints

CHEMICAL SECTOR

Dynasol
Solution Rubber

insa
Emulsion Rubber

NHUMO
Carbon Black

PLASTIGLAS
Acrylic Sheet

Quimir
Phosphates

Resirene
Polystyrene

Rexcel
Particle Boards

DESC AND ITS BUSINESSES

FOOD SECTOR

BRANDED PRODUCTS
- AUTHENTIC SPECIALTY FOODS, INC.
- Del Fuerte
- Blasón
- NAIR

PORK
- Keken

REAL ESTATE SECTOR

TOURIST DEVELOPMENTS
- Punta Mita
- Punta Ixtapa
- Los Cabos

RESIDENTIAL DEVELOPMENTS
- Bosques de Santa Fe
- La Estadía
- Hacienda de las Palmas

OFFICE BUILDINGS
- Arcos
- Corporativo Bosques

PRODUCTS Desc Automotive is involved in world class metal-mechanical processes and has vertically-integrated operations, that go from forging and iron cast plants, to the manufacturing of automotive parts and components, the joint assembly drive train components and the distribution to original equipment maker and spare parts market. There are many synergies within these companies that maximize efficiencies. Desc Automotive produces a wide range of auto part and components such as manual transmissions, constant velocity joints, pick up beds, pistons, steel wheels, front and rear axles, gears, propeller shafts, joints and seals.

MARKETS Desc Automotive exports 67% of its total sales and serves the original equipment market with 81% of its sales. Its list of customers includes worldwide leader companies in the manufacturing of cars and trucks. It also supplies the spare parts market via its independent distributors that during 2003 represented 19% of its sales. Among its most recognized clients are General Motors, Ford, Volkswagen, Dana, Renault-Nissan, Daimler-Chrysler, ZF-Meritor, Kenworth, BMW, International, Getrag, Aston Martin, John Deere, and Freightliner.





2003 Results

The automotive Sector performance was affected by the slow reactivation of the economy in North America, and by the strong competition of the automotive market in the United States. The vehicle production in the NAFTA Region registered a drop of 3% compared to 2002, with 16.2 million vehicles, while the Mexican production decreased 13%.

On the other hand, the big three American Manufacturers, which represent 38% of our sales, lost 2% of participation against the Asian and European manufacturers. This caused a decrease in the orders of original equipment clients in Mexico.

As a consequence of these factors, the Sector registered a decrease in sales of 16.5% during the year at US $709 million. Exports represented 67% of total sales, and were channeled to more than 20 countries, thus contributing to the diversification of markets.

During 2003, the Sector generated an EBITDA of US $88 millions, equivalent to 12% of sales.

In this year, we successfully accomplished the installation and validation of the Tractor Projects, consisting of the production and sale of components for axles, semi-axles, and exit shafts for our partner Dana. The total sales of this project during 2003 were approximately US $66 million. This project is now functioning according to schedule.

As part of the non strategic assets rationalization strategy, we ended the association with Hayes Lemmerz International, Inc. through the sale of the assets of the Aluminum Wheels business to Hayes Lemmerz. Desc kept the total share of the Steel Wheels business. The resources obtained from this reduction of investment were employed the reduction of debt.

The investments realized during 2003, amounted to US $50 million and were mainly oriented towards the Tractor Project, and the set up of the production capacity in Enco and Morestana.

During 2003 an administrative restructuring was carried out mainly addressed to the financial, purchasing, commercial, engineering, and business development areas, that will allow us to obtain important savings.

Desc maintains an excellent relationship with its Partners Dana Corporation and GKN Industries, which made important contributions to the Desc Automotive's performance, through manufacturing programs and continuous technological support.


999
1,111
985
850
709
1,200
1,000
800
600
400
200
0
1999
2000
2001
2002
2003

Net Sales
millions of dollars


80
112
32
66
50
120
100
80
60
40
20
0
1999
2000
2001
2002
2003

Capital Expenditures
millions of dollars


208
221
180
135
88
250
200
150
100
50
0
1999
2000
2001
2002
2003

Operating Cash Flow (EBITDA)
millions of dollars

Exp. Total

An administrative restructuring which will offer important savings was achieved


Sales
67%
33%
Exports
Domestic



DESC AUTOMOTIVE is a wholly owned subsidiary of Desc, and is responsible for the development of the Automotive Sector. It is the largest independent autopart producer in Mexico.

It manufactures and sells 31 lines of products from 18 plants distributed throughout seven States of Mexico and one in the United States. Desc Automotive has promoted state-of-the-art technology through its six Research and Development Centers. Its products are based on internal technological developments, on technological advances of its partners: Dana Corporation and GKN Industries; and other contracts of technical support. This subsidiary employs 6,728 persons.

CHEMICAL SECTOR

PRODUCTS We in the Chemical Sector are proud to be the only Mexican manufacturers of synthetic rubber, carbon black, and methylmetacrylate. We are leaders in Mexico in the production of *polystyrene*, sodium tripoliphosphate, acrylic plate, vinyl benzene butadiene emulsions, decorative plates, and agglomerated boards.

MARKETS This Sector exported 39% of its total sales during 2003. Its products are used in the manufacture of tires, rubber products, disposable containers, plastic parts, shousehold appliances, asphalt modification, detergents, foods, furniture, shoes, and in the construction industry. Its most important customers include: Jaguar (Pactiv), Michelin, Cooper Tires, Tornel, Bridgestone-Firestone, Koch, Softek, Procter & Gamble, La Corona, Coca-Cola, and major supermarket chains.

2003 Results

During 2003 the Chemical Sector experienced a slight increase in its sales in dollars up 2.2% from 2002, reaching US $714 millions in spite of the divestiture of the adhesive business and waterproofing products in 3Q03. Exports registered an increase of 14% totaling US $282 million. This increase in exports compensated for the decrease in Mexican market demand in some of the sectors we serve.

During 2003 due to global instability beginning in late 2002 stemming from political problems in Venezuela, the impact of the SARS epidemic in China, and the war in Iraq, the price of crude oil has experienced major increases, maintaining the WTI barrel at a price above US$ 30/BBL and thus resulting in an important rise in the prices of products and services derived from crude oil. Consequently, basic raw materials in the petrochemical industry such as vinyl benzene, butadiene, and acrylonitrile experienced major increases during 2003, some of them even reaching historical highs. In addition, the increase in natural gas prices has, severely affected the petrochemical industry in general.

Such increments in the cost of raw materials could not be transferred immediately to the prices of final products due to aggressive competition and weak demand, which had a negative impact on the outcome of sector operations. As a result of these factors, the operational margin for 2003 was 2.6%; less than the 4.8% registered in 2002.

Nevertheless, in general the activity level of the enterprises in the sector showed superior occupation levels in 2003, compensating for those markets where national demand was lower than in 2002 with exports. The local tire market showed a recovery during 2003 due to the reopening of the Michelin plant in Queretaro, and the increase in production volumes in the other plants.

As part of the restructuring of the Group's portfolio, the sale of assets in the adhesive business and waterproofing products was concluded. The resources obtained from this transaction were used for debt reduction, which made it possible to improve the financial situation of Desc.

The Sector's research and development effort is focused on the development of special products. New transparent copolymers, impact-resistant acrylic plates for the sanitary sector, and synthetic rubber in emulsion for sealing, are just some examples of the innovations and of the combination of new products that have been developed, substituting generic products with specialized ones in order to improve the margin. The miniaturized and robotic system of combined chemicals, continued to be implanted as the technological platform key in order to compete in the Chemical Industry of the twenty-first century.

In an overview of the outcome achieved during 2003, we recognize the invaluable collaboration of our partners Cabot Corporation and Repsol Quimica.

The organizational structure of the Chemical Sector was redesigned by functional areas, which will strengthen its relationship with customers and will contribute to improving operational margins.







1,000
800
600
400
200
0
700
805
720
699
714
198
254
229
247
282
1999
2000
2001
2002
2003

Net Sales
millions of dollars



120
100
80
60
40
20
0
111
34
25
27
14
1999
2000
2001
2002
2003

Capital Expenditures
millions of dollars



120
100
80
60
40
20
0
114
83
82
68
50
1999
2000
2001
2002
2003

Operating Cash Flow (EBITDA)
millions of dollars

Exp   Total

Plants registered high levels of capacity utilization, increasing exports to compensate the weakness of the national demand

Sales


Exports
Domestic



THE CHEMICAL SECTOR is in charge of businesses manufacturing and marketing industrial chemical products. These are, chemical products which do not reach the consumer directly but rather are used by intermediaries in manufacturing a final product for consumption. It produces10 product lines in 12 plants, located in four states in Mexico and one plant in Spain, based on its own and third party technologies, and employing 2,309 persons. The Chemical Sector is related to the carbon black business with Cabot (USA) and in the rubber solution business with Repsol Quimica (Spain)

FOOD SECTO

PRODUCTS The Branded Food Business produces and distributes a great variety of products such as: tomato paste, vegetables, oils, salsas, hot peppers, canned tuna, and coffee, among others.

The Pork Business is integrated from the production of balanced food to the marketing of pork meat with value added.

MARKETS In Mexico the brands "Del Fuerte", "La Gloria", "Embasa", "Nair", "Smuckers", and "Blasón" kept a dominant position in the Mexican branded food market. Meantime, in the United States the brands "La Victoria" and "Embasa" participate strongly in the Anglo-Saxon market, and the ethnic food segment respectively. Among the sectors main clients are self-service stores, wholesale and retail stores, in Mexico and the United States, as well as the leader producing pizza chains.

Likewise, Grupo Porcicola Mexicano (GPM) participates as a leader in the production and marketing in the local market in pork cuts, under the brand "Kekén" exporting products of added value to the Asian market.

This year the registered sales for the whole Sector were US $352 million. This amount was 1.2% higher than the US $348 registered during 2002, while the EBITDA was similar to the previous year at US $27 million.


La Victoria
ENCHILADA SAUCE
THICK'N CHUNKY


Del Fuerte
PURE DE TOMATE

Branded Food Business

During 2003 sales improved in 1.4% compared to the previous year, in spite of the fact that during the last term of the year, the three main self-service chains in Southern California went on a strike. Other negative factors that affected costs were a lesser fish catch and the extraordinary expenses in ASF that had a negative impact on the EBITDA.

During the year, increases in raw material prices were registered. These increments were compensated with an increase in sale prices, as well as with a better performance in operations and a stricter control over expenses.

During 2003, the marketing strategy of our brands was focused on "moving the product from the shelves" blocking the aggressive efforts of the competitors. Our brand "La Victoria" continued demonstrating its leadership in the sauce market in the West Coast of the United States moving forward with the consolidation of new products.

The "Embasa" brand of real Mexican food, which includes jalapeño, chipotle, serranos, tomatillos, peppers, and sauces, sustained its participation in the market.

Products derived from tomato, marketed under the brand "Del Fuerte", continued demonstrating the leadership and preference of the brand among consumers keeping its market participation at 63.2%. The "Blasón" coffee brand consolidated its position as a "Premium" product in the toasted and ground coffee bean, improving its exports to the American market by 40%. During 2003, the support of the brand "Del Fuerte" enabled the new peppers and sauces line to receive good acceptance by consumers.

Pork Business

The pork business registered sales of US $131 million, an increase of 1.1% compared to 2002. This increase was given in part by the recovery of the international price of pork, during 2003, and by the stability of the peso against the dollar, given that part of the raw materials used in the food production are priced in dollars. This translated into an increase in the operation margin that went from 0.9% in 2002, to 4.0% in 2003. The capacity utilization was sustained at 100% in the Southern region, due to a strong demand.


551
364
373
348
352
96
97
113
100
104
1999 2000 2001 2002 2003
0 100 200 300 400 500 600
57
32
18
13
7
1999 2000 2001 2002 2003
0 10 20 30 40 50 60
54
26
26
26
27
1999 2000 2001 2002 2003
0 10 20 30 40 50 60
Exp.
Total

Net Sales *millions of dollars*

Capital Expenditures *millions of dollars*

Operating Cash Flow (EBITDA) *millions of dollars*


Sales
Branded Products
Pork

The sales level increased once again, proving the potential of our businesses


NAIR
NAIR
NAIR
Del Fuerte
PURE DE TOMA
Del Fuerte
SALSA TAQUERA
la Gloria
Del Fuerte
GRANO DE ELOTE
La Gloria
Baja en Calorías
Del Fuerte
SALSA TAQUERA
Del Fuerte
PURE DE TOMATE
CONDIMENTADO
CONT.NET. 345g

THE FOOD SECTOR OF DESC is integrated by two kind businesses:

- Branded Food Business, that includes the production of processed food throughout facilities and plants located in three States of Mexico, and one facility in the Los Angeles CA., United States of America. The Branded food business employs a total of 2,015 persons.
- The Pork Business, that operates through different farms, facilities, and plants located in eight States of Mexico, being a source of employment for 2,431 persons.

REAL ESTATE SECTOR

PRODUCTS The Real Estate Sector is currently developing several projects, among them corporate buildings, residential developments, and tourist developments.

MARKET Among the most important developments of this Sector are "Bosques de Santa Fe", a *residential development* focused on the top social-economic level in Mexico City; "Punta Ixtapa", and "Punta Mita", both exclusive tourist developments on the Pacific Coast, and "Arcos Bosques Corporativo", one of the biggest and most modern business centers in Latin America.





2003 Results

The Real Estate Sector had a record year in 2003 in spite of the poor growth performance of the Mexican economy. This was due to the sale of territorial reserves for residential use. Based upon the aforementioned, during 2003, this Sector registered sales for US $180 million, with an operation margin of 21% and an EBITDA of US $42 million, an increase of 280% compared to 2002.

Sales during 2003, registered an increase of 132% regarding the previous year, due, among other factors, to the sale of two territorial reserves one with residential use located in the Northwestern part of Mexico City; and the other, the land where the second tower within "Arcos Bosques Corporativo" was to be constructed. In Punta Mita the promotion and sale of the land named "Ranchos" was concluded, while the marketing and urbanization of the rest of the residential lands on the beachfront and at the golf court will be continued.

Likewise, the structure for marketing the various Real Estate products that are offered at the present time was strengthened, by achieving the closing of important operations at the different projects that the Sector has being developing and continues to develop.

"Bosques de Santa Fe", a residential development at the Western part of Mexico City, saw significant progresses regarding urbanization and marketing. This allowed the conclusion of the urbanization and construction works during 2004, and the sale of 80% of the one-family lands and 42% of the multi-family units at the end of 2003. Nowadays more than 30 houses and 110 appartments are under construction, with several families already living in the development.

Another important achievement was the construction of the North Building "C" inside "Arcos Bosques Corporativo", which was developed in a 50% association with ICA constructions. For this development more than 50% was placed in pre-sale. Additionally, the inventory of lands and finished projects was promoted: La Estadía, Punta Ixtapa, La Punta Bosques, and commercial land in Santa Fe.



200
150
100
50
0
82
102
85
78
180
1999
2000
2001
2002
2003

Net Sales
millions of dollars



90
80
70
60
50
40
30
20
10
0
57
78
75
44
40
1999
2000
2001
2002
2003

Capital Expenditures
millions of dollars



45
40
35
30
25
20
15
10
5
0
32
22
19
11
42
1999
2000
2001
2002
2003

Operating Cash Flow (EBITDA)
millions of dollars

The Real Estate Sector had a record year, despite of the poor growth of the Mexican economy


Sales
Residential
Commercial
Tourism



THE REAL ESTATE SECTOR OF DESC is positioned as one of the most prestigious developers in Mexico. It currently has one of the most attractive reserves for tourist developments in the Mexican Pacific Coast and high value land reserves inside the Valley of Mexico. At present, this Sector has 44 employees.

Fernando Senderos Mestre
Chairman of the Board and Chief Executive Officer of Desc S.A. de C.V.

Luis Tellez Kuenzler
Executive Vice President

Ernesto Vega Velasco
Secretary

Jose Manuel Canal Hernando
Examiner

Luis Daniel del Barrio Burgos
Alternate Examiner

BOARD OF DIRECTORS

SERIES "A"

Fernando Senderos Mestre	*Chairman of the Board and Chief Executive Officer of DESC, S.A. de C.V.* **Patrimonial/Related**
Eneko de Belausteguigoitia Arocena	*Entrepreneur* **Patrimonial/Independent**
Carlos Gómez y Gómez	*Chairman of the Board of Grupo Financiero Santander Serfin, S.A. de C.V.* **Patrimonial/Related**
Carlos González Zabalegui	*Chief Executive Officer of Controladora Comercial Mexicana, S.A. de C.V.* **Independent**
Emilio Mendoza Saeb	*Entrepreneur* **Related**
Luis Téllez Kuenzler	*Executive Vice President of DESC, S.A. de C.V.*** **Related**
Ernesto Vega Velasco	*Secretary of the Board of DESC, S.A. de C.V.* **Related**

SERIES "B"

Alberto Bailleres González	*Chief Executive Officer of Grupo Bal* **Related**
Rubén Aguilar Monteverde	*Entrepreneur* **Independent**
Federico Fernández Senderos	*Chief Executive of Grupo Sim México S.A. de C.V.* **Patrimonial/Related**
Valentín Díez Morodo	*Executive Vice President of Grupo Modelo, S.A. de C.V.* **Independent**

SERIES "C"

Prudencio López Martínez	*Chairman of the Board of Grupo Sanvica, S.A. de C.V.* **Independent**

COMMITTEES (*)

Fernando Senderos Mestre **Federico Fernández Senderos** **Luis Téllez Kuenzler**	*Executive Committee*
Fernando Senderos Mestre **Eneko de Belausteguigoitia Arocena** **Carlos Gómez y Gómez** **Federico Fernández Senderos** **Ernesto Vega Velasco**	*Finance and Planning Committee*
Prudencio López Martínez **Rubén Aguilar Monteverde** **Eneko de Belausteguigoitia Arocena** **Ernesto Vega Velasco**	*Audit Committee*
Ernesto Vega Velasco **Carlos González Zabalegui** **Valentín Díez Morodo**	*Evaluation and Compensation Committee*

(*) The secretary of the Board and the Examiner attend the meetings Board Committees.
(**) Position occupied until December 31st 2003

TO THE BOARD OF DIRECTORS OF
DESC, S.A. DE C.V.

Dear Sirs:

In compliance with Article 14 of the Mexican Securities Market Law "Ley del Mercado de Valores" and the internal regulation of the Board of Directors, in the name of the Audit Committee I would like to report the activities carried out during the year ended December 31, 2003.

During the course of our work, we have taken into account the recommendations of the Best Corporate Governance Practices and in the Desc and its subsidiaries Code of Ethics. At the same time, the Company's Examiner was summoned, in compliance with the above-mentioned Law and he attended the Committee's meetings.

In order to comply with our responsibilities, we held six meetings, which allowed us to cover the following topics:

1. After careful analysis, we advised the Board of Directors on the hiring of Public Accounting firms to carry out the External Audits performed during 2003.

2. In our interviews with the External Auditors, we made certain that they complied the requirements of independence and rotation of their supervisory personnel. We also reviewed their comments on internal controls and others recommendations applied throughout their procedures and scope, as well as the follow-up procedures carried out by Internal Auditing.

3. We reviewed the company's financial statements as of December 31, 2003, the audit report and the accounting policies utilized in their preparation. After hearing the External Auditors comments, we recommended that the Board of Directors approve and present then for consideration during the Shareholders Meeting.

4. We were informed in detail of the objectives, program and work development of the area of Internal Auditing, as well as of their findings and their follow-up programs.

5. We were updated on the provisions of the Sarbanes Oxley Law on Mexican corporations that have their shares registered on the New York Stock Exchange, having confirmed that under the transitory provisions, Desc, S.A. de C.V. fulfills the same criteria. A broad analysis was also undertaken of the provisions of the National Banking and Stock Commission "Comisión Nacional Bancaria y de Valores" contained in the Sole Circular "Circular Única" reaching the conclusion that it completely fulfills the conditions.

6. The Committee was informed by the management, in a timely manner, regarding relevant, unusual or related party operations. We did not have any observations on the matter.

7. A report prepared by the management regarding the company's internal legal situation was reviewed and evaluated, and which included aspects such as corporate documentation, governmental authorizations, litigation, environmental issues, etc. There were no relevant observations or comments and we recommended the necessary follow-up regarding this matter.

8. Follow-up was given to the distribution of the corporation's, Desc and its subidiaries Code of Ethics among the management personnel and directors and it was informed of the complaints received in the system set up for this purpose.

I would also like to mention that all the preceding is documented in the records prepared at each meeting and in the reports that we prepare during the year to the Board of Directors.

Audit Committee

Prudencio López Martínez
President

April 2, 2004

CONSOLIDATED RESULTS

The audited consolidated figures included in this report are expressed in thousands of pesos (Ps.) with purchasing power as of December 31, 2003, unless specified otherwise. 2002 figures that correspond to those originally reported during that year, and do not include the effects of the discontinued operations.

The following table presents financial information from the Income Statement of Desc, S. A. de C. V. and subsidiaries ("the Company").

	Year ended December 31	
	2002	2003
Net Sales	20,360,380	21,755,055
Cost of Sales	15,572,154	17,024,252
Gross Margin	23.5%	21.7%
Operating Expenses	3,706,926	3,888,339
Operating Income	1,081,300	842,464
Operating Margin	5.3%	3.9%
Comprehensive Financial Result	1,273,832	1,351,473
Equity in Associated Companies and Unconsolidated Subsidiaries	(5,406)	11,252
Other Expenses, Net	765,175	1,740,167
Provisions for Income Tax and Employee Profit Sharing	251,725	165,986
Net Majority Income (Loss)	(1,084,545)	(2,240,387)
Depreciation and Amortization	1,319,529	1,380,750
Capital Expenditures and Other Investments, including Acquisitions	1,526,311	1,320,849
Exports (in millions of U.S. dollars)	902	860

2003 COMPARED TO 2002

Consolidated net sales for 2003 increased 6.8%, reaching Ps. 21,755,055 versus Ps. 20,360,380 in 2002, mainly due to improved revenues in the Chemical, Food and Real Estate sectors. On the other hand, exports reached US $860 million, a 4.6% annual decrease. This was mainly a result of the decrease in export sales in the Automotive Sector, which were 14.4% lower compared to 2002.

Cost of Sales increased 9.3%, reaching Ps. 17,024,252 during 2003 compared to Ps. 15,572,154 in 2002, and gross margin was 21.7%, a decrease compared to the 23.5% obtained in 2002. Operating expenses rose 4.9%, reaching Ps. 3,888,339 during 2003 versus Ps. 3,706,926 in 2002.

AUTOMOTIVE SECTOR

	Year ended December 31,	
	2002	2003
Net Sales	8,731,810	7,820,304
Cost of Sales	6,878,621	6,500,085
Gross Margin	21.2%	16.9%
Operating Expenses	1,210,105	1,093,549
Operating Income	644,084	226,670
Operating Margin	7.4%	2.9%
Depreciation and Amortization	738,041	750,105
Capital Expenditures	776,994	556,810
Exports (in millions of U.S. dollars)	555	475

2003 COMPARED TO 2002

The performance of the automotive sector was mainly affected by lower sales volumes resulting from a weakness in demand for aluminum and steel wheels, constant velocity joints and light and heavy transmissions from OEMs (original Equipment Manufacturers) in the United States and Mexico, continuing technical shutdowns in some assembly plants in order to adjust inventories and the closing of a plant in Mexico City, which affected the axle business, propeller shafts and pick-up beds.

However, beginning this year, due to its technological capacity, the gear business began to supply components to BMW North America for the production of the front traction axle of the X5 platform and the front traction axle of the ZW Nissan Platform.

Also during 2003 we concluded the implementation of Tractor Project, which consists of the production and sales of components for axles, semi-axles and output shafts, which is why there were major requirements in this project in the Forging, propeller shafts and axle businesses. Total sales for this project reached US $65.8 million.

Returning to the financials, net sales and operating income fell 10.4% and 64.8% as a result of the following factors:

- Pricing pressure from assembly plants via continuous price discounts.
- Annual vehicle production in Mexico and the United States fell 13% and 1.35%, respectively, reaching production levels of 1,518,628 and 11,825,151 cars and light trucks, respectively.
- Technical and labor shutdowns in assembly plants in order to adjust inventory levels.
- Lower requirements from OEMs in the United States and Mexico due to sales reduction in the axles, transmission, piston, wheel and pick-up beds businesses.
- Impact to the operating income due to preoperative expenses for the installation of the Tractor Project in the propeller shafts, axle and forging businesses.
- Non-recurring charges: cancellation of inventories, provisions for pension funds, adjustment in asset value and payment for personnel restructuring.

However, the administrative restructuring and productivity increases were able to greatly offset sales reductions in 2003. Sales per employee for the year reached US $104 thousand, slightly lower than the US $112 thousand in the previous year.

CHEMICAL SECTOR

	Year ended December 31	
	2002	*2003*
Net Sales	7,211,861	7,868,456
Cost of Sales	5,470,291	6,325,727
Gross Margin	24.1%	19.6%
Operating Expenses	1,400,156	1,339,805
Operating Income	341,415	202,924
Operating Margin	4.7%	2.6%
Depreciation and Amortization	357,598	351,944
Capital Expenditures	278,867	159,225
Exports (in millions of U.S. dollars)	248	282

2003 COMPARED TO 2002

Taking into account that the adhesives and waterproofing business no longer form part of Desc, the Chemical sector experienced a sales increase of 9.1% in Pesos, compared to 2002, reaching Ps. 7,868,456. Additionally, exports increased 13.9%, reaching US $282 million.

Notably, the carbon black and phosphates businesses posted strong results, and to a lesser degree, so did acrylics.

The businesses that experienced sales decreases were:

- Nitrile Rubber, which suffered the effects of the slow recovery of the automotive sector.
- Specialty Rubber, which was negatively affected by the strength of the Euro and the challenging competitive landscape in the European market.

The Chemical Sector businesses posted improvements, reaching 90% of installed capacity in practically all its products due to a slight recovery of its markets, mainly in Europe and the United States, in the solution rubber and polystyrene business. Inventory repositioning by some of its clients and the seasonal increase in demand at the end of the year where the main reasons for the volume growth.

Prices in 2003 were negatively affected by the decrease, as a result of the global economic environment and the continued presence of integrated competition with very low pricing. This situation resulted in oversupply conditions on a global level.

The weakness of the markets and the rise in raw material prices such as styrene monomer, butadiene monomer and acrylonitrile monomer, as well as natural gas, severely affected the industry in general. These increases in raw material prices were not able to be passed on, at the same rate, to the price of finished products, due to the aggressive competition and the weakened demand, which negatively affected operating results, which reached Ps. 202,924, a decrease of 40.6% compared to 2002. As a result of the aforementioned, the operating margin for 2002 reached 2.6%, compared to 4.7% reported in 2002.

During 2003 the Company concluded the sales of the assets of the adhesives and waterproofing businesses belonging to the Branded Products Division, to the Henkel Group.

FOOD SECTOR

	Year ended December 31	
	2002	2003
Net Sales	3,581,989	3,883,594
Cost of Sales	2,772,439	2,831,602
Gross Margin	22.6%	27.1%
Operating Expenses	707,170	928,005
Operating Income	102,380	123,985
Operating Margin	2.9%	3.2%
Depreciation and Amortization	173,306	176,773
Capital Expenditures	31,358	79,968
Exports (in millions of U.S. dollars)	100	104

2003 COMPARED TO 2002

Net sales reported during 2003 were Ps. 3,883,594, 8.4% higher than the Ps. 3,581,989 reported in 2002, and EBITDA reached Ps. 300,758, 9.1% higher than the previous year.

Branded Products
During 2003, sales volumes increased 7.6% in the domestic market compared to 2002, supported by the strong performance of "Del Fuerte" tomato purée, "Embasa" ketchup and higher exports of coffee to the United States.

Other factors that positively affected the "Del Fuerte" chile and salsa lines, distribution of "Ybarra" tuna and the increase of "Zuko" powdered drink sales. These factors offset the fall in demand due to the weak economic activity in Mexico and the United States.

Sales in the U.S. market were affected during the last quarter of the year due to a strike in three main convenience store chains in Southern California, which were offset by higher sales volumes in the Mexican market.

Capital expenditures reached US $2.8 million mainly toward projects aimed at the modernization of plants and relocation of the coffee production plant, compared to the distribution for 2002, which was US $1.8 million.

Pork Business

The pork business reported sales of US $131 million, a decrease of 1.1% compared to US $132 million registered during 2002, mainly due to the closing of the Bajio operations.

Operating margin reached 4.0%, higher than the 0.9% reported in 2002; due to the discontinuation of production operations in that area.

Utilization capacity remains at 100% in the Southeastern region, due to strong demand. The amount of the capital expenditures was channeled towards equipment for farm equipment and infrastructure.

On November 11, 2003 the minority partner of the Branded Products division formally notified Desc that it exercised a sell option ("PUT") on its equity stake. As a result, on January 30, 2004 Desc made payments of US $12.3 million and US$ 2 million for 18.6% of Corfuerte and ASF, respectively. As a result, Desc increased its stakes of Corfuerte to 96.1% and of ASF to 99.9%.

Sales prices during 2003 remained at high levels with strong tendencies due to low supply from domestic producers in the market.

REAL ESTATE SECTOR

	Year ended December 31	
	2002	*2003*
Net Sales		
Residential	354,770	1,213,066
Tourist	208,437	441,268
Commercial	236,077	314,620
Total	799,283	1,968,953
Cost of Sales	451,623	1,265,649
Gross Margin	43.5%	35.7%
Operating Expenses	262,747	290,975
Operating Income	84,913	412,329
Operating Margin	10.6%	20.9%
Depreciation and Amortization	23,407	38,775
Capital Expenditures	24,979	2,477
Investment in Real Estate Projects	408,897	435,776

2003 COMPARED WITH 2002

In 2003, the Real Estate Sector registered sales of Ps. 1,968,953, which represents an increase of 146.3% compared to the Ps. 799,283 registered in 2002. This increase is attributed principally to the sale of two properties, the first consisting of land (with permits and basic infrastructure for development) in the state of Mexico with a value of US $76 million, and the second referring to a commercial lot in the Arcos Bosques Development of 17,460 m2 for a total of US $20 million; as well as the increase in sales from the North C Building, within the Conjunto Arcos Bosques and Bosques de Santa Fe projects.

On the other hand, the Operating marging was 20.9% and the EBITDA increased 316.5% from Ps. 108,320 in 2002 to Ps. 451,104 in 2003.

During 2003, the Real Estate Sector solidified an important part of Desc's strategic goals, consistent in the sale of previously-acquired properties. Therefore, the results of the Real Estate Sector during this period were higher than those of previous periods.

COMPREHENSIVE FINANCIAL RESULT

The Company's income statement, which complies with the Generally Accepted Accounting Principles in Mexico (Mexican GAAP), must include all the operations and financial effects, including inflation. The comprehensive financial result includes: i) interest expense, ii) interest income on temporary investments, iii) foreign exchange gains or losses over net monetary assets or liabilities in foreign currency, iv) UDI fluctuations, and v) monetary gains or losses due to inflation over net monetary assets or liabilities. When a company's monetary liabilities are higher than its monetary assets during inflationary periods, the Company generates a profit on its monetary position. The Company's net position in foreign currency is affected by the changes in the exchange rate (peso/dollar), which generates foreign exchange gains or losses.

The following table provides a breakdown of the comprehensive financial result for the periods indicated:

	Year ended December 31 2002	2003
Interest Expense	(865,104)	(1,076,072)
Interest Income	68,192	42,136
Exchange Loss Net	(770,354)	(529,668)
Variation in UDIS	(120,648)	(93,847)
Gain on Monetary Position	414,082	305,978
Comprehensive Financial Result	(1,273,832)	(1,351,473)

In 2003, the comprehensive financial result reflected an expenses of Ps. 1,351,473 compared with Ps. 1,273,832 in 2002. This result is primarily due to the combination of the following factors: i) an increase of 24.4% in interest expense, from Ps. 865,104 in 2002 to Ps. 1,076,072 in 2003, which includes the amortization of commissions of the syndicated loan prior to the debt restructuring and swaps; ii) a decrease of 38.2% in interest earned from Ps. 68,192 in 2002 to Ps. 42,136 in 2003; iii) the exchange rate registered a depreciation during 2003, which created an exchange rate loss of Ps. 529,668 in comparison to the exchange rate loss of Ps. 770,354 registered in 2002; iv) from the two medium-term notes denominated in UDIS there was a difference of Ps. 93,847 in 2003 and v) in 2003, there was a gain in monetary position of Ps. 305, 978.

EQUITY IN ASSOCIATED COMPANIES AND UNCONSOLIDATED SUBSIDIARIES

The Company reported a gain from equity in associated companies and unconsolidated subsidiaries of Ps. 11,252 in 2003 compared to a loss of Ps. 5,406 in 2002.

OTHER (EXPENSES) INCOME, NET

In 2003, the Other (Expenses) Net line item was Ps. 1,740,167 versus Ps. 765,175 in 2002, which represented an increase of 127.4%.

OTHER (EXPENSES) INCOME

THOUSANDS OF PESOS

Item	*2003*
Amortization of Goodwill	(95,097)
Severance payments provision	(121,131)
Goodwill write-off from Club Ecuestre Chiluca	(59,280)
Loss on Asset Sales	(69,575)
Provision for Low Value for Fixed Assets	(14,140)
Recovery of Taxes	47,474
Return on Trusts	23,336
Other, Net	(90,356)
Change in accounting principle (net of taxes)	(1,384,294)
Income (Loss) from discontinued operations (net of taxes)	22,896
TOTAL	(1,740,167)

EFFECT OF CHANGE IN ACCOUNTING PRINCIPLES

At the beginning of 2003, Desc chose the early adoption of the new rules of the new Bulletin C-15 "Valuation and treatment of long-term asset deterioration". The effect of the application of this new rule is a charge on this year's results for Ps. 1,384,294 net of taxes.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

The Company has a solid liquidity level due to its cash flow generation. During 2003, Desc generated an operating cash flow of Ps. 2,223,214, representing an annual decline of 7.4% versus the previous year. This operating cash flow level helped to partially offset the consolidated financing cost of the Company, to increase the working capital for the year and conclude capital expenditure projects. The Company's capitalization ratio at the close of 2003 was 0.53x while the interest coverage ratio was 2.91x.

At the holding company level, Desc does not have any significant operations, and, as a result, its main revenue sources are dividend payments and other payments from its subsidiaries, which meet practically all of its cash needs.

Financial Restructure

As part of the 2003 restructuring plan, Desc reached an agreement with all of its creditors to refinance its syndicated loans and the majority of its short-term debt. Approximately US $720 million of debt was refinanced (US $479 million in dollar-denominated long-term debt, Ps.1,300 million in peso-denominated long-term debt and US $112 million in revolving debt and letters of credit).

The terms of the agreement are a five-year maturity with a 30-month grace period for principal payments beginning January 2004. The new interest rates assigned, beginning 1Q04, to dollar-denominated debt are LIBOR plus 350 basis points, TIIE plus 350 basis points for peso-denominated debt and LIBOR plus 300 basis points for all revolving credit.

Among the negotiated conditions, some of Desc's operating subsidiaries and sub-holdings became guarantors and a package of certain fixed assets, shares and accounts receivables of the Real Estate Sector was applied as collateral.

Also, under the terms of the agreement, Desc and its subsidiaries must adhere to a series of obligations and restrictions including the limitation of any fundamental change, asset sale, capital expenditures, sale of collateral, liens, and payment of dividends, among others.

Administrative Restructure

Also as part of the restructuring plan, Desc initiated an administrative restructure at every level of the organization. The restructure aims to improve the Company's efficiency, competitiveness and flexibility within the current business environment, by reducing operating expenses. The objective is to reach operating expenses of approximately 15% of sales.

TO THE SHAREHOLDERS OF:
DESC, S.A. DE C.V.

In compliance with Article 166 of the Mexican General Corporate Law and the bylaws of DESC, S.A. de C.V., I submit my report and opinion regarding the accuracy, sufficiency and fairness of the financial information submitted to you by the Board of Directors, regarding the Company's operations for the year ended December 31, 2003.

I have attended the meetings of the Shareholders, Board of Directors and the Audit, Planning and Finance Committees, and obtained from the Directors and Management all of the information relative to operations, documents and records that I deemed necessary to examine. My review was performed in accordance with the auditing standards generally accepted in Mexico.

I have also reviewed the individual and consolidated balance sheets of the Company as of December 31, 2003 and the related statements of income, shareholders' equity and changes in financial position for the year then ended, which are hereby presented for your information and approval. In submitting this report, I have also relied on the reports issued on such financial statements by the independent auditors of the Company.

Effective in 2003, the Company changed its accounting policy related to the accounting for the impairment of long-lived assets by applying before its effective date, bulletin C-15 issued by the Mexican Institute of Public Accountants. The effects of this change are described with detail, in Note 4 to the financial statements.

In my opinion, the accounting, reporting policies and criteria, followed by the Company and considered by management to prepare the financial information presented at this meeting are appropriate, sufficient and except for the accounting change referred to in the preceding paragraph, which I am in agreement with, were applied on a basis consistent with the preceding year. Therefore, the financial information submitted by management accurately and fairly presents the individual and consolidated financial position of DESC, S.A. de C.V. as of December 31, 2003, the results of its operations, the changes in shareholders' equity and the changes in its financial position for the year ended, in accordance with accounting principles generally accepted in Mexico.

EXAMINER

C.P.C. José Manuel Canal Hernando

March 26, 2004

AUDITOR'S REPOR

INDEPENDENT AUDITORS' REPORT TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF DESC, S.A. DE C.V.:

We have audited the accompanying consolidated balance sheets of Desc, S.A de C.V. and subsidiaries (collectively referred to as the "Company") as of December 31, 2002, and 2003, and the related consolidated statements of income (loss), changes in stockholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company for the year ended December 31, 2001, were audited by other auditors who expressed an unqualified opinion in their report dated March 12, 2002.

We did not audit the financial statements of the chemical and food segments, which statements reflect total assets constituting 42% of consolidated total assets as of December 31, 2002, and 2003, and total revenues constituting 53% and 54%, respectively, of consolidated total revenues for the years then ended. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Mexico (and in the United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

As mentioned in Notes 1b. and 11 to the accompanying consolidated financial statements, in December 2003 the Company satisfactorily concluded negotiations to restructure a significant portion of its short and long-term debt.

As mentioned in Note 4a. to the accompanying consolidated financial statements, as of December 31, 2003 the Company early adopted the provisions of new Bulletin C-15, "Impairment of the Value of Long-lived Assets and their Disposal", which establishes that an impairment loss has occurred if the present value of estimated net future cash flows of a cash generating unit is less than the book value of long-lived assets, tangible or intangible. The effect in thousands of pesos derived from the application of this principle was the recognition of Ps.712,457 of impairment in the value of certain property, plant and equipment and Ps.898,891 of impairment in the value of the goodwill of certain subsidiaries. The charge to 2003 results was Ps.1,384,294, net of a reduction of Ps.227,054 in the related deferred income tax liability.

In our opinion, based on our audit and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Desc, S.A. de C.V. and subsidiaries as of December 31, 2002, and 2003, and the results of their operations, changes in their stockholders' equity and changes in their financial position for the years then ended in conformity with accounting principles generally accepted in Mexico.

Our audits also comprehended the translation of the Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2a. The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member firm of Deloitte Touche Tohmatsu

C.P.C. Luis Javier Fernández Barragán

March, 26, 2004

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2002 AND 2003
EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (Ps.)
AND THOUSANDS OF U.S. DOLLARS ($)

	2002	2003	2003
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	Ps. 2,501,563	Ps. 719,967	$ 64,284
Notes and accounts receivable, net	3,825,351	4,270,341	381,287
Inventories, net	3,193,122	3,120,436	278,615
Prepaid expenses	56,777	78,212	6,983
Discontinued operations	102,009	8,346	745
Total current assets	9,678,822	8,197,302	731,914
Land held for development and real estate projects	4,290,528	3,828,312	341,820
Trade receivables - long-term	-	1,048,481	93,616
Property, plant and equipment, net	13,684,423	11,813,121	1,054,762
Goodwill, net	1,381,563	594,673	53,097
Other assets, net	1,286,888	1,222,279	109,134
Discontinued operations	147,481	30,822	2,752
Total	Ps. 30,469,705	Ps. 26,734,990	$ 2,387,095

The accompanying notes are part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

	2002	2003	2003
LIABILITIES AND STOCKHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Bank loans and current portion of long-term debt	Ps. 3,641,828	Ps. 440,553	$ 39,336
Notes and accounts payable to suppliers	2,087,713	1,617,571	144,429
Income taxes and employee profit sharing	106,412	225,177	20,105
Other payables and accrued liabilities	1,777,136	1,731,975	154,643
Discontinued operations	62,482	13,366	1,193
Total current liabilities	7,675,571	4,028,642	359,706
Long-term debt	9,051,649	11,360,011	1,014,305
Deferred income taxes	1,339,115	880,749	78,640
Related parties - long-term	-	183,762	16,408
Other long-term liabilities	577,887	375,609	33,537
Total liabilities	18,644,222	16,828,773	1,502,596
STOCKHOLDERS' EQUITY:			
Capital stock	11,715,914	11,715,914	1,046,082
Paid-in surplus	1,170,390	1,170,390	104,501
Retained earnings	19,766,314	17,525,927	1,564,843
Reserve for repurchase of shares	996,847	996,847	89,006
Cumulative effect of initial recognition of deferred income taxes	(1,887,308)	(1,887,308)	(168,513)
Cumulative effect of restatement	(23,690,416)	(23,036,402)	(2,056,859)
Adjustment of additional employee retirement liability	(154,105)	(147,158)	(13,139)
Majority stockholders' equity	7,917,636	6,338,210	565,921
Minority interest	3,907,847	3,568,007	318,578
Total stockholders' equity	11,825,483	9,906,217	884,499
Total	Ps. 30,469,705	Ps. 26,734,990	$ 2,387,095

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (Ps.)
AND THOUSANDS OF U.S. DOLLARS ($),
EXCEPT PER SHARE INFORMATION

	2001	2002	2003	2003
Net sales	Ps. 22,092,872	Ps. 20,360,380	Ps. 21,755,055	$ 1,942,450
Cost of sales	16,284,573	15,572,154	17,024,252	1,520,050
Gross income	5,808,299	4,788,226	4,730,803	422,400
Operating expenses:				
Administrative	2,229,370	2,222,587	2,318,689	207,029
Selling	1,616,673	1,484,339	1,569,650	140,150
	3,846,043	3,706,926	3,888,339	347,179
Operating income	1,962,256	1,081,300	842,464	75,221
Other (expenses) income:				
Impairment of fixed assets	(101,205)	(50,988)	(14,140)	(1,263)
Depreciation of idle plant	(75,515)	(7,539)	(2,631)	(235)
Amortizarion of goodwill	(85,418)	(79,992)	(95,097)	(8,491)
Goodwill write-off from Club Ecuestre Chiluca, S.A. de C.V.	-	-	(59,280)	(5,293)
Amortization of preoperating expenses and patents	(112,077)	(37,496)	-	-
Loss on sale of shares	(12,324)	(6,073)	(18,086)	(1,615)
Special item - severance payments	(250,708)	-	(121,131)	(10,815)
Income from the technology fund	37,016	29,114	23,336	2,084
Income (loss) on sale of assets	4,544	(27,494)	(69,575)	(6,212)
Recovery of taxes	13,991	51,434	47,474	4,239
Other, net	(39,199)	(6,272)	(69,639)	(6,218)
	(620,895)	(135,306)	(378,769)	(33,819)
Integral financial result:				
Interest income	126,211	68,192	42,136	3,762
Interest expense	(1,076,283)	(865,104)	(1,076,072)	(96,079)
UDIS variation	(109,282)	(120,648)	(93,847)	(8,379)
Exchange gain (loss), net	336,046	(770,354)	(529,668)	(47,293)
Monetary position gain	374,976	414,082	305,978	27,320
	(348,332)	(1,273,832)	(1,351,473)	(120,669)
Income (loss) from continuing operations before provisions and equity in associated companies and uncosolidated subsidiaries	Ps. 993,029	Ps. (327,838)	Ps. (887,778)	$ (79,267)

The accompanying notes are part of these consolidated financial statements.

	2001	2002	2003	2003
Provisions for:				
Current income taxes	Ps. 478,682	Ps. 226,091	Ps. 341,958	$ 30,532
Deferred income taxes	(572,760)	(83,149)	(279,890)	(24,990)
Employee profit sharing	159,161	108,783	103,918	9,279
	65,083	251,725	165,986	14,821
Equity in associated companies and uncosolidated subsidiaries	(125,376)	(5,406)	11,252	1,005
Income (loss) from continuing operations	802,570	(584,969)	(1,042,512)	(93,083)
Income (loss) from discontinued operations	(253,863)	(629,868)	22,896	2,044
Change in accounting principle	-	-	(1,384,294)	(123,600)
Extraordinary item	(309,998)	-	-	-
Net consolidated income (loss) for the year	Ps. 238,709	Ps. (1,214,837)	Ps. (2,403,910)	$ (214,639)
Allocation of consolidated net income:				
Majority stockholders' interest	Ps. 45,446	Ps. (1,084,545)	Ps. (2,240,387)	$ (200,038)
Minority stockholders' interest	193,263	(130,292)	(163,523)	(14,601)
	Ps. 238,709	Ps. (1,214,837)	Ps. (2,403,910)	$ (214,639)
Income (loss) per share:				
Income (loss) from continuing operations	Ps. 0.59	Ps. (0.43)	Ps. (0.76)	$ (0.07)
Discontinued operations	Ps. (0.19)	Ps. (0.46)	Ps. 0.02	$ -
Change in accounting principle	Ps. -	Ps. -	Ps. (1.01)	$ (0.09)
Extraordinary items	Ps. (0.23)	Ps. -	Ps. -	$ -
Majority net income (loss)	Ps. 0.03	Ps. (0.79)	Ps. (1.64)	$ (0.15)
Weighted average shares outstanding (000's)	1,369,006	1,369,079	1,369,079	1,369,079

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (Ps.) AND THOUSANDS OF U.S. DOLLARS ($)

	Capital Stock											
	Number of shares	Historical	Restatement	Paid-in surplus	Retained earnings	Reserve for repurchase of shares	Cumulative effect of initial recognition of deferred income taxes	Cumulative effect of restatement	Adjustment of additional employee retirement liability	Majority stockholders' equity	Minority interest	Total stockholders' equity
Balances, January 1, 2001	1,368,998,270	Ps. 17,797	Ps. 11,698,057	Ps. 1,169,800	Ps. 21,682,534	Ps. 996,847	Ps. (1,887,308)	Ps. (23,338,038)	Ps. -	Ps. 10,339,689	Ps. 5,426,438	Ps.15,766,127
Increase in capital stock due to merger	81,106	1	59	590	-	-	-	-	-	650	-	650
Dividends declared	-	-	-	-	(448,185)	-	-	-	-	(448,185)	(402,055)	(850,240)
Decrease in minority interest due to restructuring and sales	-	-	-	-	-	-	-	-	-	-	(652,094)	(652,094)
Comprehensive income (loss)	-	-	-	-	45,446	-	-	(768,530)	-	(723,084)	(356,039)	(1,079,123)
Balances, December 31, 2001	1,369,079,376	17,798	11,698,116	1,170,390	21,279,795	996,847	(1,887,308)	(24,106,568)	-	9,169,070	4,016,250	13,185,320
Dividends declared	-	-	-	-	(428,936)	-	-	-	-	(428,936)	(121,073)	(550,009)
Comprehensive income (loss)	-	-	-	-	(1,084,545)	-	-	416,152	(154,105)	(822,498)	12,670	(809,828)
Balances, December 31, 2002	1,369,079,376	17,798	11,698,116	1,170,390	19,766,314	996,847	(1,887,308)	(23,690,416)	(154,105)	7,917,636	3,907,847	11,825,483
Purchase of minority shareholding interests	-	-	-	-	-	-	-	-	-	-	(314,101)	(314,101)
Comprehensive income (loss)	-	-	-	-	(2,240,387)	-	-	654,014	6,947	(1,579,426)	(25,739)	(1,605,165)
Balances, December 31, 2003	1,369,079,376	Ps. 17,798	Ps. 11,698,116	Ps. 1,170,390	Ps. 17,525,927	Ps. 996,847	Ps. (1,887,308)	Ps. (23,036,402)	Ps.(147,158)	Ps. 6,338,210	Ps. 3,568,007	Ps. 9,906,217
Balances, December 31, 2002	1,369,079,376	$ 1,589	$ 1,044,493	$ 104,501	$ 1,764,881	$ 89,006	$ (168,513)	$ (2,115,254)	$ (13,758)	$ 706,945	$ 348,921	$ 1,055,866
Purchase of minority shareholding interests	-	-	-	-	-	-	-	-	-	-	(28,045)	(28,045)
Comprehensive income (loss)	-	-	-	-	(200,038)	-	-	58,395	619	(141,024)	(2,298)	(143,322)
Balances, December 31, 2003	1,369,079,376	$ 1,589	$ 1,044,493	$ 104,501	$ 1,564,843	$ 89,006	$ (168,513)	$ (2,056,859)	$ (13,139)	$ 565,921	$ 318,578	$ 884,499

The accompanying notes are part of these consolidated finacial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (Ps.) AND THOUSANDS OF U.S. DOLLARS ($)

	2001	2002	2003	2003
Operating activities:				
Income (loss) from continuing operations	Ps. 802,570	Ps. (584,969)	Ps. (1,042,512)	$ (93,083)
Add (deduct)-Items which do not require (generate) resources-				
Depreciation and amortization	1,310,465	1,319,529	1,380,750	123,283
Depreciation of idle plant	75,517	7,539	2,631	235
Impairment of fixed assets	101,205	50,988	14,140	1,263
Capitalized integral financial cost	(5,838)	-	-	-
Equity in associated companies and unconsolidated subsidiaries	125,376	5,406	(11,252)	(1,005)
Amortization and write-off of goodwill	85,418	79,992	154,377	13,784
Deferred income taxes	(572,760)	(83,149)	(279,890)	(24,991)
Non-cash items from discontinued operations	114,055	57,813	20,634	1,842
	2,036,008	853,149	238,878	21,328
Changes in operating assets and liabilities-				
Notes and accounts receivable	1,147,934	(53,954)	(617,634)	(55,147)
Inventories	604,575	53,604	29,530	2,637
Prepaid expenses	24,718	20,869	(21,435)	(1,914)
Real estate assets available for sale	(19,610)	19,610	-	-
Decrease in current assets due to sale of assets of Industrias Resistol, S.A. de C.V.	-	-	270,216	24,127
Current assets from discontinued operations	79,055	281,360	93,663	8,363
Notes and accounts payable to suppliers, other payables and accrued liabilities	71,941	(140,601)	(308,988)	(27,588)
Income taxes and employee profit sharing	196,350	(291,010)	118,765	10,604
Current liabilities from discontinued operations	(31,511)	(34,037)	(69,750)	(6,228)
	2,073,452	(144,159)	(505,633)	(45,146)
Discontinued operations	(253,863)	(629,868)	22,896	2,044
Change in accounting principle	-	-	(1,384,294)	(123,600)
Extraordinary items	(309,998)	-	-	-
Net resources generated by (used in) operations	Ps. 3,545,599	Ps. 79,122	Ps. (1,628,153)	$ (145,374)

	2001	2002	2003	2003
Financing activities:				
Proceeds from debt	Ps. (1,384,338)	Ps. 4,852,720	Ps. 7,097,310	$ 633,700
Payments of debt	(508,058)	(2,654,645)	(7,505,534)	(670,149)
Effect of the variance on short-term bank loans, current portion of long-term debt and long-term debt	(558,659)	(598,238)	(484,689)	(43,277)
Related parties - long-term	-	-	124,482	11,115
Other long-term liabilities	(231,462)	322,197	(202,278)	(18,061)
Deferred income taxes	(516,591)	252,283	(178,476)	(15,936)
Increase in capital stock due to merger	650	-	-	-
Dividends paid	(228,323)	(440,469)	(206,315)	(18,420)
Dividends paid to minority interest	(402,055)	(121,073)	-	-
Adjustment of additional employee retirement liability	-	(154,105)	6,947	619
Decrease in minority stockholders' interest due to restructuring and sale	(652,094)	-	-	-
Net resources (used in) generated by financing activities	(4,480,930)	1,458,670	(1,348,553)	(120,409)
Investing activities:				
Land acquisition	(7,154)	(3,142)	-	-
Cost of land sold	282,278	64,777	987,434	88,165
Investment in real estate projects	(761,902)	(405,757)	(518,224)	(46,271)
Cost of real estate projects sold	137,552	368,978	232,085	20,722
Trade receivables - long-term	-	-	(1,048,481)	(93,616)
Investments in shares	(260,854)	29,137	-	-
Cumulative effect of change in accounting policy of goodwill	-	-	898,891	80,260
Sale of shares of subsidiaries	1,574,561	-	-	-
Cash and cash equivalents of subsidiaries sold	(79,368)	-	-	-
Purchase of minority shareholdings	-	-	(314,101)	(28,045)
Acquisitions of property, plant and equipment	(785,151)	(1,117,412)	(802,625)	(71,664)
Net book value of retirements of property, plant and equipment	666,375	262,445	401,998	35,893
Net book value of retirements of property, plant and equipment of Industrias Resistol, S.A. de C.V.	-	-	453,156	40,462
Cumulative effect of change in accounting policy in property plant and equipment	-	-	712,457	63,614
Net increase of investment properties	-	(28,349)	-	-
Other assets	(94,961)	242,140	75,861	6,773
Investing activities of discontinued operations	3,718	66,469	116,659	10,416
Net resources generated by (used in) investing activities	675,094	(520,714)	1,195,110	106,709
Net increase (decrease) in cash and cash equivalents	(260,237)	1,017,078	(1,781,596)	(159,074)
Net decrease in cash and cash equivalents from discontinued operations	(13,919)	(8,288)	-	-
Cash and cash equivalents:				
Balance at beginning of year	1,766,929	1,492,773	2,501,563	223,358
Balance at end of year	Ps. 1,492,773	Ps. 2,501,563	Ps. 719,967	$ 64,284

The accompanying notes are part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2001, 2002 AND 2003
EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (Ps.) AND THOUSANDS OF U.S. DOLLARS ($)

1. PRINCIPAL ACTIVITIES AND SIGNIFICANT EVENTS

Activities - Desc, S.A. de C.V. ("DESC") is the controlling stockholder of a group of companies engaged mainly in the manufacture and sale of autoparts, chemicals and food. It is also engaged in the acquisition, sale and development of real estate.

SIGNIFICANT EVENTS-

a. The economic slowdown recorded in the last few years had a significant impact in the United States of America and Mexico, with adverse consequences on the results of DESC, primarily in the automotive and chemical sectors. For this reason, during 2002 and 2003 DESC decided to reviewing its investment portfolio and realigning its operating structure to reflect market conditions. Therefore, during 2002 DESC decided to close the following non-strategic businesses: spark plugs and electric parts from the automotive sector, the natural pigments business in the chemicals sector, and in the food sector the hog raising operation in the Bajio region and the shrimp farming business, which was donated to the Instituto Tecnológico de Estudios Superiores de Monterrey; it also began a downsizing program which continued during 2003, during which period the group's work force was reduced by 15.1% (see Notes 17 and 18).

b. In December 2003 the Company satisfactorily concluded the agreement with bank creditors to refinance syndicated loans and a significant part of the Company's short-term debt. The total amount of the restructured debt was approximately $667,000 ($445,700 and Ps.1,223,000 of long-term loans and $112,000 of revolving credit and letters of credit), which represents around 63% of the Company's consolidated debt. The terms of the negotiation include maturity of the debt after five years and a grace period of 30 months as of January 2004 for payment of principal. The interest rates obtained for the dollar debt are LIBOR rate plus a variable interest margin, while the rate for the Mexican peso debt is TIIE (Interbank interest rate) plus a variable interest margin (see Note 11).

c. Continuing with the programs mentioned in subsection a. above, the following resolutions were adopted at the Stockholders' Ordinary General and Special Meeting held on April 28, 2003:

i. Merge DESC with Industrias Resistol, S.A. de C.V. with DESC surviving as the merged company. Such merger went into effect for accounting and tax purposes as of September 29, 2003, DESC sold basically all of the assets of the aforementioned subsidiary engaged in the manufacture and sale of adhesives and waterproofing materials as of September 30, 2003. As a result of such asset sale, the Company generated a loss of Ps.11,013 which is recorded in the statement of income (loss) under the heading "Other expenses".

ii. Merge DESC with Industrias Ruiz Galindo, S.A. de C.V., with DESC surviving as the merged company. Such merger went into effect for accounting and tax purposes as of May 1, 2003, for which reason as of this date Industrias Ruiz Galindo, S.A. de C.V. ceased to exist as a legal entity.

2. BASIS OF PRESENTATION

a. *Convenience translation* - U.S. dollar amounts shown in the financial statements have been included solely for the convenience of users and are translated at the exchange rate for December 31, 2003 of 11.1998 Mexican pesos per U.S. dollar. Such translation should not be interpreted as a representation that the Mexican peso amounts have been, could have been, or could in the future be, translated into U.S. dollars at this or any other exchange rate. The statements of income in US dollars generated monthly by the Company for local purposes are determined based on historical amounts for each month and are converted at the average exchange rates of the respective months, for which reason they differ from the accompanying consolidated statement of income (loss).

b. *Basis of consolidation* - The accompanying consolidated financial statements include those of DESC and the subsidiaries in which there is stockholding and administrative control. All significant intercompany transactions and balances have been eliminated in the accompanying consolidated financial statements.

The Company's principal subsidiaries are:

	2002	2003
Automotive segment-		
Desc Automotriz, S.A. de C.V. and subsidiaries	99.9%	99.9%
Chemical segment ("GIRSA")-		
Industrias Negromex, S.A. de C.V.	99.9%	99.9%
Paratec, S.A. de C.V.	99.9%	-
Industrias Resistol, S.A. de C.V.	99.9%	-
Quimir, S.A. de C.V.	99.9%	99.9%
Resirene, S.A. de C.V.	99.9%	99.9%
Rexcel, S.A. de C.V.	99.9%	99.9%
Nhumo, S.A. de C.V.	60%	60%
Dynasol Elastómeros, S.A. de C.V.	50.1%	50.1%
Food sector-		
Agrokén, S.A. de C.V. and subsidiaries	99.9%	99.9%
Corfuerte, S.A. de C.V. and subsidiaries ("CORFUERTE")	77.6%	96.1%
Authentic Acquisition Corporation and subsidiaries ("AAC")	81.3%	99.9%
Real estate segment ("DINE")-		
Cantiles de Mita, S.A. de C.V.	96%	96%
Cañada de Santa Fe, S.A. de C.V.	73%	73%
Promociones Bosques, S.A. de C.V.	100%	100%
Inmobiliaria Dine, S.A. de C.V.	100%	100%
Club Ecuestre Chiluca, S.A. de C.V.	77.26%	-

To simplify the Company's administrative structure, DESC was merged with GIRSA and DINE on November 29, 2001 and April 25, 2002, respectively, with DESC surviving as the merged company. Additionally Club Ecuestre Chiluca, S.A. de C.V. and Paratec, S.A. de C.V. were merged into Cantiles de Mita, S.A. de C.V. and Industrias Negromex, S.A. de C.V. in June and September 2003, respectively.

The equity in net income (loss) and changes in stockholders' equity of those subsidiaries that were acquired or sold, has been included in the financial statements as of or up to the date on which the transactions took place and was restated in terms of the purchasing power of the Mexican peso as of December 31, 2003.

Investments in shares of associated companies and unconsolidated subsidiaries are recorded using the equity method based on the financial statements prepared using same accounting policies as the Company, and are included under the "Other assets" heading in the balance sheets.

c. *Sale of certain assets of Industrias Resistol, S.A. de C.V.* - As mentioned in Note 1c, on September 29, 2003 the merger of Industrias Resistol, S.A. de C.V. into DESC went into effect for accounting and tax purposes. On September 30, 2003 DESC sold basically all the assets of such subsidiary engaged in the manufacture and sale of adhesives and mortar proofing materials suspending its operations in such businesses. Consequently, the consolidated financial statements include the results of the subsidiary Industrias Resistol, S.A. de C.V. as of December 31, 2001 and 2002, and for the period from January 1 through September 30, 2003. Following is a summary of the condensed statements of income of such subsidiary for the aforementioned periods:

	2001	2002	2003
Net sales	Ps. 938,193	Ps. 916,097	Ps. 694,173
Cost of sales	(447,531)	(479,852)	(389,837)
Operating expenses	(246,094)	(268,414)	(183,665)
Integral result of financing	(108,069)	(111,259)	(73,056)
Other expenses	(43,223)	(101,387)	(89,795)
Income tax provision	30,920	23,306	(68,565)
Net income (loss)	Ps. 124,196	Ps. (21,509)	Ps. (110,745)

d. *Purchase of minority interests of CORFUERTE and AAC* - As mentioned in Note 20, on November 11, 2003 the minority shareholders of the subsidiaries CORFUERTE and AAC formally notified their decision to exercise the sale option of their shares to DESC, which was formalized on January 29, 2004. Consequently, as of that date the shareholding of DESC in such subsidiaries increased from 77.6% to 96.1% and from 81.3% to 99.9%, respectively. The amount paid was $14,311 (Ps.156,194) and is recorded as a liability in "Other payables and accrued liabilities". The difference between the book value of the shares acquired and the amount paid was recorded through adjustments to the goodwill recorded when the subsidiaries were originally acquired.

e. *Conversion of financial statements of foreign subsidiaries* - The financial statements of foreign subsidiaries, whose operation is not integrated into that of the Mexican companies (foreign entity), are restated using the national inflation index of the respective country and are converted to Mexican pesos at the exchange rate in effect at the end of the year. The financial statements in local currency of foreign companies whose operations are integrated with those of the Mexican companies are converted at the exchange rates in effect at the transaction closing or origin, depending on whether they are monetary or nonmonetary items, and are restated by using the Mexican National Consumer Price Index (NCPI). The conversion effects of the foreign entity are recorded in stockholders' equity in the "Cumulative restatement effect" account. Additionally, the conversion effects of the integrated transactions are recorded in results of the year in net comprehensive financing cost, within the "Monetary position gain" account. Such effects are not material.

f. *Comprehensive income (loss)* - Comprehensive income (loss) is comprised of the net consolidated income for the period plus (less) any gains or losses that under specific accounting regulations are recorded directly in stockholders' equity, such as the gain or loss from holding nonmonetary assets. In 2001, 2002 and 2003 other comprehensive income is comprised of the gain or loss from holding nonmonetary assets and the effect of translation of foreign subsidiaries and, in 2002 and 2003, the adjustment of additional employee retirement liability.

g. *Reclassifications* - Certain amounts in the consolidated financial statements at December 31, 2001 and 2002 have been reclassified in order to conform to the presentation of the consolidated financial statements at December 31, 2003.

3. Summary of financial data by business segment

The presentation below sets forth certain financial information regarding the Company's industry segments. Intersegment transactions have been eliminated.

Total assets by industry are those assets that are used in the operations of each industry segment. Corporate assets are principally cash and long-term investments.

[illegible]	Net sales	Operating income	Net consolidated income (Loss)	Total assets	Total liabilities	Capital expenditures	Depreciation and amortization	Impairment of fixed assets	Interest expense	Interest income	Change in accounting principle	Extraordinary item	Provision for current income taxes
Automotive	Ps. 10,157,225	Ps. 1,144,371	Ps. 576,316	Ps. 10,230,142	Ps. 4,976,365	Ps. 333,071	Ps. 737,349	Ps. 6,699	Ps. 197,558	Ps. 61,309	Ps. -	Ps. -	Ps. 484,389
Chemicals	7,334,118	549,791	30,725	7,535,897	3,399,607	261,237	398,191	49,859	382,988	30,245	-	13,609	292,829
Food	3,693,549	174,627	(143,282)	5,920,482	1,679,157	185,422	182,281	7,559	147,205	11,781	-	-	3,201
Real estate	987,107	159,436	(48,583)	5,579,556	1,152,632	771,809	39,112	-	125,155	42,871	-	-	35,475
Corporate	21,073	(66,271)	(170,467)	950,479	5,822,473	2,668	29,049	37,088	223,377	(19,995)	-	296,389	(337,212)
	Ps. 22,092,872	Ps. 1,962,256	Ps. 238,709	Ps. 30,215,556	Ps. 17,030,234	Ps. 1,554,207	Ps. 1,385,982	Ps. 101,205	Ps. 1,076,283	Ps. 126,211	Ps. -	Ps. 309,998	Ps. 478,682
[illegible]													
Automotive	Ps. 8,731,810	Ps. 644,084	Ps. (43,445)	Ps. 9,550,708	Ps. 3,838,190	Ps. 776,994	Ps. 738,041	Ps. 10,387	Ps. 84,585	Ps. 22,187	Ps. -	Ps. -	Ps. 463,785
Chemical	7,211,861	341,415	(228,835)	7,457,870	3,552,223	278,867	357,598	32,294	134,176	9,085	-	-	71,844
Food	3,581,989	102,380	(576,144)	5,379,833	886,477	31,358	173,306	8,307	53,474	6,721	-	-	4,071
Real estate	799,283	84,913	(38,193)	6,202,016	268,089	433,876	23,407	-	99,932	15,660	-	-	-
Corporate	35,437	(91,492)	(328,220)	1,879,278	10,099,243	5,216	34,716	-	492,937	14,539	-	-	(313,609)
	Ps. 20,360,380	Ps. 1,081,300	Ps.(1,214,837)	Ps. 30,469,705	Ps. 18,644,222	Ps. 1,526,311	Ps. 1,327,068	Ps. 50,988	Ps. 865,104	Ps. 68,192	Ps. -	Ps. -	Ps. 226,091
[illegible]													
Automotive	Ps. 7,820,304	Ps. 226,670	Ps. (391,865)	Ps. 7,984,504	Ps. 1,948,068	Ps. 556,810	Ps. 750,105	Ps. -	Ps. 56,498	Ps. 5,568	Ps. (482,280)	Ps. -	Ps. 297,286
Chemical	7,868,456	202,924	(493,956)	6,942,505	3,174,673	159,225	354,575	-	135,380	10,782	(3,123)	-	121,517
Food	3,883,594	123,985	(1,059,688)	4,338,087	306,617	79,968	176,773	14,097	33,726	6,533	(898,891)	-	4,978
Real estate	1,968,953	412,329	(68,383)	6,124,230	1,262,428	438,223	38,775	-	74,920	2,873	-	-	41,910
Corporate	213,748	(123,444)	(390,018)	1,345,664	10,136,987	86,623	63,153	43	775,548	16,380	-	-	(123,733)
	Ps. 21,755,055	Ps. 842,464	Ps.(2,403,919)	Ps. 26,734,990	Ps. 16,828,773	Ps. 1,320,849	Ps. 1,383,331	Ps. 14,140	Ps. 1,076,072	Ps. 42,136	Ps.(1,384,294)	Ps. -	Ps. 341,958

4. Significant accounting policies

The accounting policies followed by DESC and subsidiaries (the "Company") are in conformity with Mexican GAAP, which require management to make certain estimates and use certain assumptions to determine the valuation of some of the balances included in the financial statements and to make the disclosures required for inclusion therein. Although actual results may differ from those estimates, management believes that the estimates and assumptions used were appropriate in the circumstances. The significant accounting policies followed by the Company are as follows:

a. *Adoption of accounting principles* - The Company early adopted the provisions of new Bulletin C-15, "Impairment in the value of long-lived assets and their disposal" ("C-15"). C-15 establishes, among other issues, that in the presence of indicators of impairment of a long-lived asset in use, whether tangible or intangible, including goodwill, entities must determine the possible loss from impairment, unless they have evidence clearly demonstrating that such indicators are of a temporary nature. To calculate the loss from impairment requires the determination of the recovery value, now defined as the higher of the net selling price of a cash generating unit and its use value, which is the present value of future net cash flows, at an appropriate discount rates. In the provisions prior to C-15, net future cash flows referenced to the purchasing power in effect at the evaluation date were used, without requiring the discounting of such flows. The effect derived from the application of this new principle was the recognition of Ps.712,457 of impairment in the value of certain property, plant and equipment and Ps.898,891 of impairment in the value of the goodwill of certain subsidiaries. The charge to 2003 results was Ps.1,384,294, net of a reduction of Ps.227,054 in the related deferred income tax liability, presented in the statement of income under the heading "Change in accounting principle".

Beginning January 2003, the Company adopted the provisions of the following Mexican bulletins:

Bulletin C-8, "Intangible Assets" (C-8), went into effect. This bulletin establishes that project development costs should be capitalized if they fulfill the criteria established for recognition as assets. Any preoperating costs incurred after the effective date of this Bulletin should be recorded as an expense, unless they meet certain criteria. The unamortized balance of capitalized preoperating costs under the former Bulletin C-8 will continue to be amortized. During the year ended December 31, 2003, there was no adverse effect derived from the application of new Bulletin C-8.

Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" (C-9), which establish additional guidelines clarifying the accounting for liabilities, provisions and contingent assets and liabilities, and establish new standards for the use of present value techniques to measure liabilities and accounting for the early settlement of obligations. During the year 2003, there was no adverse effect derived from the application of new Bulletin C-9.

Bulletin E-1, "Agriculture" (E-1), which establishes the rules for valuing, presenting and disclosing biological assets and agricultural products, which includes the administration carried out by a related party with the respect to biological transformation of live animals or plants (biological assets) that are destined to be sold as an agricultural product or as a comprehensive part of a biological asset. Bulletin E-1 requires biological assets and agricultural products to be valued at their fair market value, less the estimated costs at the point of sale. Bulletin E-1 also states that when the fair market value cannot be determined in a reliable and objective manner, the aforementioned assets should be valued at production cost, less accumulated depreciation. Crop production in progress as of December 31, 2003 is valued at cost. The effects derived from the application of E-1 in the consolidated financial statements as of December 31, 2003 were not material.

b. *Recognition of the effects of inflation* - The companies restate all of their financial statements in terms of the purchasing power of the Mexican peso as of the end of the latest period, thereby comprehensively recognizing the effects of inflation. The prior year amounts presented herein differ from those originally reported in terms of Mexican pesos of the respective year. Consequently, all financial statement amounts are comparable, both for the current and the prior year, because all are stated in terms of Mexican pesos of the same purchasing power.

c. *Temporary investments* - Temporary investments are stated at the lower of acquisition cost plus accrued yields, or at market value, yields are recorded in the statement of income (loss).

d. *Inventories and cost of sales* - Inventories are originally recorded at their acquisition or manufacturing cost and restated to their specific net replacement cost without exceeding net realizable value. Substantially all subsidiaries compute cost of sales using the replacement cost at the time of sale.

e. *Land held for development and real estate projects* - Undeveloped land represents land reserves that, together with developed land and ongoing and completed projects held for sale, are considered non-current inventories. They include acquisition, development and construction costs and are restated in U.S. dollars based on the slippage of the market exchange rate for the purpose of showing values in accordance with the current situation of the real estate market.

If the Mexican NCPI had been used to restate land held for development, developed land and real estate projects, their net value at December 31, 2002 and 2003 would have increased by Ps.873,621 and Ps.609,431, respectively, and the cost of land sold for the years ended December 31, 2001, 2002 and 2003 would have increased by Ps.143,681, Ps.121,277 and Ps.159,621, respectively.

The Company capitalizes the integral financing cost on debt used to finance real estate projects in progress, in addition to their construction and development costs. During 2001, 2002 and 2003, the Company did not have real estate projects whose integral financing cost was subject to capitalization.

f. *Property, plant and equipment* - This item is recorded at acquisition cost and is restated by using NCPI factors. For foreign fixed assets, their acquisition cost is restated for inflation of the country of origin and the fluctuation of the Mexican peso against such currency is considered.

If the restatement of all property, plant and equipment had been calculated using the NCPI, the net value of fixed assets as of December 31, 2002 and 2003 would have increased by Ps.1,905,377 and Ps.174,565, respectively, and the depreciation as for the years ended December 2001, 2002 and 2003 would have increased by Ps.212,913, Ps.210,416 and Ps.44,702, respectively.

The companies capitalize the integral financing cost on debt used to finance construction in progress and the installation of equipment, until they are placed in service. During 2001 the integral financing cost capitalized was Ps.5,838. During 2002 and 2003, the Company did not have construction in progress whose net comprehensive financing cost was subject to capitalization.

Depreciation of property, plant and equipment is calculated using the straight-line method applied to month-end balances based on the average restated value of the year deducted from a salvage value, which, depending on the heading, fluctuates between 5% and 10% of its restated value, and their estimated useful lives.

g. *Impairment of fixed assets* - The amounts shown in the accompanying consolidated statements of income (loss) basically refer to the reduction in value of property and machinery of some productive facilities, in order to reflect their realizable value in accordance with the current situation of such businesses.

h. *Financial instruments* - Financial assets and liabilities resulting from any type of financial instrument, except for investments in financial instruments held to maturity, are presented in the balance sheet at fair value. The effects of the valuation of a financial asset or liability are recognized in results of operations of the respective period. Investments in financial instruments held to maturity are valued at acquisition cost. The costs and yields of financial instruments are recognized in results of the period in which they occur.

i. *Derivative financial instruments* - These instruments are traded only with authorized institutions and trading limits have been established for each institution. The Company does not carry out transactions with derivative financial instruments for the purpose of speculation.

The derivative financial instruments currently used by the Company are primarily hedge contracts to reduce its exposure to exchange rate and interest rate fluctuations. Premiums paid are amortized over the term of the derivative financial instrument using the unpaid balance of the liability being hedged.

Derivative financial instruments identified as hedges are valued by applying the same valuation criteria used for the assets or liabilities hedged, and the effects of their valuation are recognized in results of operations, net of costs, expenses, or revenue from the assets or liabilities whose risks are being hedged. The financial assets or liabilities generated by these instruments are presented in the balance sheet as a reduction of the liabilities or assets whose risks are being hedged.

j. *Goodwill* - Up to 2003, the goodwill resulting from acquisitions made in excess of book value is restated by applying the NCPI amortized over periods ranging from five to 20 years, the terms over which the benefits from the investment will be realized. Due to the early adoption of new Bulletin C-15, goodwill is subject to the impairment of long-lived assets calculation.

k. *Other assets* - Costs incurred in the development phase that meet certain requirements and that the Company has determined will have future economic benefits are capitalized and amortized based on the straight-line method over five years. Those disbursements that do not meet such requirements are recorded in results of the period in which they are incurred. Intangible assets with indefinite lives are not amortized because they can be renewed at a reduced cost, however, their value is subject to impairment tests. Preoperating costs incurred after January 1, 2003, are recorded directly in results of the period in which they are incurred. Preoperating expenses incurred and capitalized up to December 31, 2002 are amortized using the straight-line method over five years.

l. *Impairment of long-lived assets in use* - The Company reviews the book value of long-lived assets in use tangible and intangible, in the presence of any indicator of impairment that might indicate that such book value might not be recoverable, considering the higher of the present value of future net cash flows or the net selling price, in the event of their eventual disposal. The impairment is recorded considering the amount by which the book value exceeds the higher of the aforementioned values.

m. *Provisions* - Provisions are recognized for obligations that result from a past event, that are probable to result in the use of economic resources and that can be reasonably estimated. Such provisions are recorded at net present values when the effect of the discount is significant.

n. *Income tax, asset tax and employee profit sharing* - Income tax (ISR) and employee statutory profit sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities, plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any benefits that, in the opinion of management, will probably not be realized. Deferred PTU is derived from temporary differences between the book result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or benefits will not be realized

The asset tax paid that is expected to be recoverable is recorded as an advance payment of income tax and is presented on the balance sheet with deferred ISR.

o. *Employee retirement obligations* - The liability from seniority premiums, pensions and retirement payments, which is similar to a pension, is recorded as accrued, and is calculated by independent actuaries based on the projected credit unit method, at real interest rates. Therefore, the liability is being recognized which, at present value, is expected to cover the obligation for these benefits at the estimated retirement date of all the Companies' employees. Severance payments are charged to results when they are determined to be payable.

p. *Foreign currency balances and transactions* - Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing cost (income) in the consolidated statements of income.

q. *Restated stockholders' equity* - This item consists of monetary position result accumulated through the first restatement of the financial statements and the gain (loss) from holding monetary assets, because price levels increased above (below) inflation.

r. *Revenue recognition* - Revenues of the subsidiaries of the autoparts, chemical and food sectors are recognized when the inventories are delivered or shipped to customers and customers assume responsibility for them.

The real estate sector recognizes the revenues and costs from sales of urbanized plots of land in results when the sales are formalized and the deposits securing the transaction are received. The individual assignment of the cost of the land and real estate project takes into consideration the relative selling price of the total project so as to maintain the same profit margin throughout the project.

Revenues and costs from real estate projects are recorded originally as a deferred credit for construction commitments and as real estate projects in process and are recognized in results based on the "percentage of completion" method. Therefore, revenue is matched with costs incurred to reach the stage of completion to terminate the project. If the latest estimated costs determined exceed the total revenues contracted, the respective provision is charged to results of the year.

s. *Integral financial result* - This represents the net effect of interest earned and incurred, exchange gains and losses and monetary position gain or loss on, which is the result of maintaining monetary assets and liabilities whose real purchasing power is modified by the effects of inflation.

t. *Income per share* - Basic income (loss) per ordinary share is calculated by dividing net income (loss) of majority stockholders by the weighted average number of shares outstanding during the year.

5. Cash and cash equivalents

	2002	2003
Cash	Ps. 436,715	Ps. 243,663
Restricted cash	-	16,400
Cash equivalents	1,748,116	459,904
Technology and trust funds to be used within three months	316,732	-
	Ps. 2,501,563	Ps. 719,967

. part of the sale of the assets of Industrias Resistol, S.A. de C.V., the Company received Ps.53,539 in cash with formal restrictions as its availability, of which Ps.16,400 represents short-term restricted cash, and Ps.37,139 on a long term basis, recorded under the ading "Other assets".

; of December 31, 2002 the technology and training funds held in trust, which would be exercised within three months during 2003 :re classified as cash.

. NOTES AND ACCOUNTS RECEIVABLE

	2002	2003
Trade	Ps. 2,882,150	Ps. 3,492,644
Less- Allowance for doubtful accounts	(58,847)	(109,596)
	2,823,303	3,383,048
Other debtors	84,467	109,665
Recoverable taxes	301,969	412,578
Other receivables	615,612	365,050
	Ps. 3,825,351	Ps. 4,270,341

The movements of the allowance for bad debts are as follows:

	2002	2003
Balance at the beginning of the year	Ps. 56,080	Ps. 56,600
Provision for the year	15,377	68,306
Provision used in the year	(15,808)	(17,557)
Restatement of initial balance	3,198	2,247
Balance at the end of the year	Ps. 58,847	Ps. 109,596

During 2002 and 2003, certain subsidiaries sold commercial paper without recourse at an average financial cost of 9.23% and 9.08% for Mexican pesos, respectively, and 3.62% and 3.86% for U.S. dollars, respectively, and terms ranging between 4 and 89 days in 2002 and between 4 and 74 days in 2003, with two financial institutions. As of December 31, 2002 and 2003, the balances of commercial paper sold without recourse were Ps.520,883, and Ps.493,486, respectively (equivalent to $46.5 and $44.1 million, respectively).

Trade receivables - long-term - Certain real estate sector have long-term trade receivables in US dollars, which are recorded at present value at a 3% discount rate with the following maturities:

2005	Ps. 295,399
2006	311,312
2007 and thereafter	441,770
	Ps. 1,048,481

7. Inventories

	2002	2003
Finished goods and work-in-process	Ps. 1,978,504	Ps. 2,001,478
Raw materials, supplies and other	1,236,041	1,153,483
	3,214,545	3,154,961
Less- Allowance for slow-moving items	(55,568)	(61,416)
	3,158,977	3,093,545
Advances to suppliers	34,145	26,891
	Ps. 3,193,122	Ps. 3,120,436

Movements in the reserve for obsolete and slow-moving inventories are as follows:

	2002	2003
Balance at the beginning of the year	Ps. 73,050	Ps. 53,447
Provision for the year	33,770	53,049
Provision used in the year	(52,428)	(47,201)
Restatement of the initial balance	1,176	2,121
Balance at the end of the year	Ps. 55,568	Ps. 61,416

8. Land held for development and real estate projects

	2002	2003
Land held for development	Ps. 982,148	Ps. 1,035,260
Real estate projects-in-progress	1,462,090	1,511,118
Developed land	1,817,782	1,254,485
Advances to contractors	23,271	26,283
Other	5,237	1,166
	Ps. 4,290,528	Ps. 3,828,312

9. Property, plant and equipment

	2002	2003	Annual Depreciation Rate (%)
Buildings and installations	Ps. 6,121,907	Ps. 6,056,109	2 to 31.5
Machinery and equipment	17,110,130	16,758,770	3.8 to 31.8
Vehicles	283,735	413,807	9 to 33.3
Furniture and fixtures	427,064	402,681	10 to 30
Other	527,123	536,749	3.5 to 33
	24,469,959	24,168,116	
Accumulated depreciation	(12,908,484)	(13,845,357)	
	11,561,475	10,322,759	
Projects-in-progress	916,816	462,993	
Land	1,206,132	1,027,369	
	Ps. 13,684,423	Ps. 11,813,121	

Temporarily idle assets amount Ps.332,316 and Ps.66,800 in 2002 and 2003, respectively, and permanently idle assets Ps.198,378 and Ps.544,458 in 2002 and 2003, respectively.

Certain subsidiaries entered into a machinery sale agreement (without obligation to repurchase) with a financial institution. On that date, a machinery lease agreement covering the same machinery was executed (see Note 19).

Date of contract	*Term*	*Amount*	*Leases payment*	*Interest rate*
June 29, 2001	5 years	$ 18.7 million	Quarterly	1.5%
December 19, 2002	7 years	$ 11.0 million	Quarterly	3.7%
March 27, 2003	7 years	$ 3.1 million	Quarterly	3.7%
August 19, 2003	7 years	$ 21.2 million	Quarterly	3.4% to 3.7%

Investment properties as of December 31, 2002 and 2003 are comprised as follows:

	2002	*2003*
Buildings	Ps. 340,079	Ps. 217,500
Accumulated depreciation	(171,788)	(104,952)
Land	190,734	77,997
	Ps. 359,025	Ps. 190,545

The annual average rate of depreciation of buildings in 2002 and 2003 was 2.4%. As of December 31, 2003 the fair value of investment properties is Ps.209,658.

As of December 31, 2003, property, plant and equipment of certain subsidiaries are pledged against the Company's long-term bank debt (see Note 11).

10. Other payables, accrued liabilities and business reserves and contingencies

	2002	*2003*
Accounts and notes payable to contractors	Ps. 24,606	Ps. 36,365
Other debtors	322,317	366,110
Account payable to minority investors	-	156,194
Warranty reserves	38,213	91,845
Business reserves and contingencies	438,359	92,125
Expense provisions	166,065	162,611
Advances from customers	14,465	56,291
Royalties and technical assistance	31,477	15,384
Dividends payable	208,328	2,013
Taxes payable	229,590	407,253
Interest payable	105,886	116,941
Other	197,830	228,843
	Ps. 1,777,136	Ps. 1,731,975

Movements of the restructuring and contingencies reserve are as follows:

	2002	*2003*
Balance at the beginning of the year	Ps. 665,443	Ps. 421,621
Reserve for the year	108,741	100,961
Reserve used in the year	(373,756)	(447,195)
Restatement of the initial balance	37,931	16,738
Balance at the end of the year	Ps. 438,359	Ps. 92,125

a. The Company recorded a restructuring reserve in the year ended December 31, 2001 which has been increased and used in accordance with the project for realigning its operating restructure. The balance as of December 31, 2003 will be exercised during 2004, for the termination of the project mentioned above and the definitive close of Bioquimex, S.A. de C.V. (natural pigments business)

b. On January 7, 2003, the Company's subsidiary Fenoquimia, S.A. de C.V. was notified of a new ancillary claim filed by Sales Nacionales, S.A. de C.V., in which the latter quantifies the aforementioned damages and monetary losses in the amount of Ps.159,804. Such claim was answered by Fenoquimia, S.A. de C.V.; however, on December 11, 2003, the Company reached an agreement with its counterparty to conclude this dispute, with a one-time payment of Ps.54,480 in cash and real estate assets, for which there was a provision recorded in prior years within the restructuring and contingencies reserve..

c. Certain subsidiaries are engaged in lawsuits as plaintiffs and defendants in the regular course of operations. These lawsuits always involve uncertainty, and some of them may result in adverse judgments for the companies. While it is impossible to determine the amount involved in pending lawsuits, management believes that based on the facts any resulting liability would not materially affect the financial position or results of operations of the companies.

11. Bank loans and long-term debt

Bank loans and long-term debt are as follows:

	2002			2003		
	Maturity	*Interest Rate*	*Amount*	*Maturity*	*Interest Rate*	*Amount*
Syndicated loan-						
DESC $445.7 million	-	-	-	2006 to 2008	LIBOR + 1.625 a LIBOR + 4	Ps. 4,992,311
DESC Ps.1,223 million	-	-	-	2006 to 2008	TIIE + 1.125 a TIIE + 4	1,222,553
DESC $100 million	-	-	-	2006	LIBOR + 1.375 a LIBOR + 3.5	1,119,980
DESC $97.17 million	2005	LIBOR + 1.375	Ps. 1,046,778	-	-	-
DESC $177.83 million	2007	LIBOR + 1.625	1,915,699	-	-	-
DESC Ps.1,300 million	2007	TIIE + 0.9	1,351,610	-	-	-
Medium-term promissory notes-						
DESC 680,569 million UDIS	2006 and 2007	9% and 8.20%	2,282,519	2006 and 2007	9% and 8.20%	2,281,268
International Finance Corporation-						
Chemical segment $6.57 million	2003 to 2006	Variable	204,681	2004 to 2006	LIBOR + 2.125	73,599
Chemical segment $90 million	2003 to 2009	Variable and fixed	1,131,128	2004 to 2009	Variable and fixed	1,007,982
Loans-						
DESC $15 million	2003 and 2004	3.85%	161,590	-	-	-
DESC $35 million	2003 and 2004	3.75%	377,043	-	-	-
Secured bonds-						
DESC (formerly DINE) $73 million	2007	8.75%	786,952	2007	8.75%	818,157
Secured syndicated loans-						
Desc Automotriz $4.23 million	2003	7.34%	45,527	-	-	-
Desc Automotriz $0.5 million	2004	LIBOR + 1	16,159	2004	LIBOR + 1	5,600
Other loans payable in-						
Mexican pesos	2003 to 2010	Variable	31,179	2004 to 2010	Variable	24,189
Foreingn currency	2003 to 2010	Variable	362,995	2004 to 2010	Variable	61,038
			9,713,860			11,606,677
Less-Current portion			662,211			246,666
			Ps. 9,051,649			Ps. 11,360,011

As of December 31, 2002 and 2003, the LIBOR rate was 1.38% and 1.46% respectively, and the Mexican Interbank rate (TIIE) was 8.45% and 7.9% respectively.

ng-term debt maturities as of December 2003 are as follows:

2005	Ps.	198,918
2006		4,469,882
2007		4,264,706
2008		2,258,496
2009 and thereafter		168,009
	Ps.	11,360,011

e current portions of long-term debt and short-term bank loans are as follows:

	2002	2003
Current portion of long-term debt	Ps. 662,211	Ps. 246,666
Other loans payable in-		
Foreign currency	2,979,617	193,887
	Ps. 3,641,828	Ps. 440,553

ebt refinancing - As mentioned in Note 1, during December 2003, an agreement was satisfactorily reached with the bank creditors to efinance the Company's syndicated loans and most of its short-term debt. The most important terms of the financial restructuring igned on December 23, 2003 are indicated below:

a. Syndicated loan of $445.7 million at the LIBOR interest rate plus a variable margin depending on the index obtained in the con-olidated debt to operating profit financial ratio, less depreciation and amortization, which fluctuates between 1.625 and 4.000, with aturities between 2006 and 2008. As of December 31, 2003, the variable margin is 3.5. The interest will be payable on a monthly or uarterly basis.

b. Syndicated loan of Ps.1,223 million, at an interest rate equal to TIIE plus a variable margin depending on the index obtained in he consolidated debt to operating profit financial ratio, less depreciation and amortizations, which fluctuates between 1.125 and 4.000, with maturities from 2006 to 2008, respectively. As of December 31, 2003 the variable margin determined is 3.5. The interest will be ayable on a monthly basis.

c. Credit of $112 million, divided into two tranches, (i) $100 million revolving credit, at the LIBOR interest at rate plus a variable margin depending on the index obtained in the consolidated debt to operating profit financial ratio, less depreciation and amortization, which fluctuates between 1.375 and 3.500, and (ii) $12 million credit letters, both with maturity in 2006. As of December 31, 2003 the Company as applied dispositions against the tranche of $100 million, and the variable interest margin determined is 3.0. The interest will be ayable on a monthly or quarterly basis.

As part of the conditions negotiated, the operating subsidiaries and certain holding subsidiaries were considered jointly and severally iable and guarantors for the debt, and a package of concrete guarantees was created consisting of fixed assets, accounts receivable of the real estate sector and stock in certain subsidiaries.

The financing received establishes certain restrictions for the Company, with which the Company has complied. The most important restrictions are:

- Maintain the interest coverage ratio in excess of 2.25. At the close of 2003 the ratio is 2.91.
- Maintain the ratio of total debt of subsidiaries to consolidated debt below 0.20. At the close of 2003 the ratio is 0.11.
- Maintain the ratio of consolidated debt to operating profit, plus depreciation to amortization, at below 5.35 based on nominal pesos and U.S. dollars. At the close of 2003 the ratio is 4.96.
- Maintain the ratio of consolidated debt to total capitalization below 0.55. At the close of 2003 the ratio is 0.53.
- Certain restrictions on the establishment of new liens.
- Restriction on the sale and investments in assets, as well as lease transactions.
- Restriction on the sale of assets, except when performed at market value and the proceeds obtained are used to pay the debt.
- Certain restrictions applicable to dividend declarations.

Medium-term promissory notes - In October 1999 and July 2000, the Company issued medium-term promissory notes equivalent to 324,000,000 and 356,568,600 units of investment ("UDIS"), respectively. The UDI value as of December 31, 2003 was 3.352003, which is equal to Ps.1,086,049 and Ps.1,195,219, respectively. The issues bear quarterly interest of 9% and 8.20%, respectively, and mature in 2006 and 2007, respectively. There are no restrictions on the promissory notes.

International Finance Corporation - As a result of the merger between DESC and GIRSA, on December 14, 2001, a contract to transfer the debt was executed by the subsidiaries of the chemical sector of DESC and International Finance Corporation (IFC), through which GIRSA transferred to the subsidiaries of the chemical sector the loans obtained from IFC, as follows:

a. Loan of $6.57 million executed between GIRSA and IFC subdivided into two (A and C) loans bearing semiannual interest at LIBOR plus 2.125. The repayment of loan A will have the following installment on February 15, 2004 and loan C in semiannual payments for two years as of the payment date of loan A.

b. Loan of $90 million executed between GIRSA and IFC subdivided into two loans, generating interest at LIBOR plus 3.75 for the $38.6 million loan and 10.35% for the $51.4 million loan. Payments on such loans will be made in equal semiannual installments for six years beginning March 15, 2003.

The financing received establishes certain restrictions for GIRSA, with which the Company has complied. The most important restrictions are:

— Maintaining a liquidity ratio equal to or higher than 1.1.
— Limitations on the disposal of property, plant and equipment.
— Consolidated short-term debt shall not exceed 20% of the consolidated net sales of the immediately preceding year.

Issuance of secured bonds - On October 9, 1997, DINE issued long-term bonds guaranteed by DESC in international markets at 8.75% annual interest, with principal and interest due and payable on October 9, 2007. As a result of the merger between DESC and DINE, DESC acquired the obligations related to the issue of such bonds.

At December 31, 2003 the book value of the bonds issued by DINE is $73 million and fair value $70.8. million.

12. Related parties

Club Ecuestre Chiluca, S.A. de C.V., a 77.26% subsidiary of the Company, sold all of its territorial reserves for $79.4 million. Prior to the sale of such reserves, the Company acquired the remaining 22.74% interest from minority shareholders (which in turn are the Company's main shareholders) at their commercial value, which will be paid on the same terms and conditions as the realization of the account receivable; i.e., four annual payments from December 2004 to 2007. Therefore, such balance is presented in the balance sheets as a long-term liability. The difference between the purchase price of the minority interest and the book value of the shares acquired is included in other expenses for the year ended December 31, 2003 as "Goodwill write-off from Club Ecuestre Chiluca, S.A. de C.V."

13. Employee retirement benefits

The liability for employee benefit obligations relates to the pension plan, which will cover the pension and seniority premiums due upon retirement of the Company's employees. The amount resulting from independent actuarial calculations using the projected unit credit method, is as follows:

	2002	*2003*
Projected benefit obligation ("PBO")	Ps. 1,028,836	Ps. 1,063,475
Plan assets	577,885	615,586
	(450,951)	(447,889)
Unrecognized transition liability	(303,849)	(279,753)
Unrecognized variances in assumptions	824,288	659,718
Net projected benefit asset (liability)	Ps. 69,488	Ps. (67,924)

As of December 31, 2002 and 2003, the amount of the accumulated benefit obligation ("ABO"), (equal to the PBO without projecting the wages to the retirement date) in certain subsidiaries, exceeds the amount of current funds by Ps.259,487 and Ps.252,649, respectively. Consequently, this amount was recognized as an additional liability under the heading of "Other long term liabilities" creating a deferred asset charge and the difference net of deferred income tax of Ps.154,165 and Ps.147,156, which was recorded in the "Adjustment to the additional liability for employee retirement obligations" account, within stockholders' equity, because as of December 31, 2002 and 2003, the amount of the additional liability exceeds the algebraic sum of the unrecognized transition liability, plus previous services rendered and plan modifications.

ne subsidiaries have established irrevocable trust funds to cover accrued employee benefits. The contributions made in 2001 and 202, based on actuarial computations, were Ps.143,207 and Ps.23,241, respectively. The Company follows the funding recommenda-ons of its actuaries. At December 31, 2003 the balance of these funds is Ps.615,586, which consists of the Company's common stock ares and certain fixed-rate investments.

ne number and series of common stock shares of the Company held by the trusts at December 31, 2003 were as follows:

Series A	32,917,520
Series B	2,381,315
Series C	20,147,735

ne market value of the Company's shares held at December 31, 2003 was Ps.191,229. During 2003 the trusts sold 267,400 shares of he Company's stock.

ne cost of employee benefits is as follows:

	2001	2002	2003
Service cost	Ps. 73,776	Ps. 59,055	Ps. 53,900
Financial cost	62,078	51,738	51,459
Amortization of transition liability	8,773	13,926	5,304
Amortization of variances in assumptions	34,907	26,406	22,449
	179,534	151,125	133,112
Effect of early personnel reduction	-	-	74,881
Less- Actual return on plan assets	45,607	41,413	31,485
Net result for the period	Ps. 133,927	Ps. 109,712	Ps. 176,508

Interest rates utilized in the actuarial calculations recommended by the Mexican Association of Consultant Actuaries for 2001, 2002 and 2003 were as follows:

Investment yield rate	7.0%
Interest rate	5.0%
Salary increase rate	1.5%

The changes in the projected benefit obligation are as follows:

	2002	2003
Opening balance	Ps. 1,101,629	Ps. 1,028,836
Service cost	59,055	53,900
Financial cost	51,738	51,459
Actuarial result	(183,586)	(70,720)
Final balance	Ps. 1,028,836	Ps. 1,063,475

The changes in the net projected asset (liability) were as follows:

	2002		2003	
Opening balance	Ps.	156,479	Ps.	69,488
Provision for the year		(109,712)		(176,508)
Contributions to the fund		23,241		-
Payments for reduction of personnel		(77,404)		(89,687)
Actuarial gain		76,884		128,783
Final balance	Ps.	69,488	Ps.	(67,924)

The changes in the fund were as follows:

	2002		2003	
Opening balance	Ps.	652,873	Ps.	577,885
Contributions to the fund		23,241		-
Yield on fund assets		41,413		31,485
Variation in the value of fund assets		(62,238)		95,903
Payments for reduction of personnel		(77,404)		(89,687)
Final balance	Ps.	577,885	Ps.	615,586

The amortization periods are as follows:

	Remaining Years
Transition liability	15 to 21
Variances in assumptions	16 to 28

14. STOCKHOLDERS' EQUITY

During a Stockholders' Ordinary and Extraordinary General Meeting held on April 28, 2003, the stockholders approved the following:

1. The merger of DESC and Industrias Resistol, S.A. de C.V., with DESC as the surviving company. Such merger became effective for accounting and tax purposes on September 29, 2003.

2. The merger of DESC and Industrias Ruiz Galindo, S.A. de C.V., with DESC as the surviving company. Such merger became effective for accounting and tax purposes on May 1, 2003; therefore, as of such date Industrias Ruiz Galindo, S.A. de C.V. ceased to exist as a legal entity

During a Stockholders' Ordinary and Extraordinary General Meeting held on April 25, 2002, the stockholders approved the following:

1. Payment of cash dividends of 29 Mexican cents for each of the outstanding shares, equivalent to Ps.397,033, whose restated amount is Ps.428,936, payable in four quarterly payments in July and October 2002 and January and April 2003.

2. Merger of DESC and DINE, with DESC as the surviving company. Such merger became effective for accounting and tax purposes on May 1, 2002; therefore, as of such date DINE ceased to exist as a legal entity.

As of December 31, 2001, 2002, and 2003 capital stock is represented by:

	Number of Shares	Amount
Fixed portion–		
Nominative Series "A" shares (without withdrawal rights and which must represent at least 51% of voting stock)	587,479,900	Ps. 7,637
Variable portion–		
Nominative Series "B" shares (with withdrawal rights and which may not represent more than 49% of voting stock)	506,257,866	6,581
Series "C" shares (with voting restrictions)	275,341,610	3,580
	1,369,079,376	Ps. 17,798

Series "A" and "B" shares may only be acquired by Mexican citizens or Mexican entities with an exclusion clause for foreign investors. Series "C" shares may be freely subscribed.

This shareholding structure was modified on March 8, 2004, as indicated in Note 21.

Stockholders' equity, except restated paid-in capital and tax retained earnings, will be subject to a tax at the rate in effect when the dividend is distributed. In 2003, the rate was 34% and will be reduced by one percentage point each year until reaching 32% in 2005. Any tax paid on such distribution, may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

The annual net income of each Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve each year, until the reserve equals 20% of capital stock. This reserve may not be distributed to stockholders during the existence of the Company, except in the form of a stock dividend.

During the years ended 2001 and 2002 the Company distributed restated retained earnings of Ps.448,185 and Ps.428,936, respectively as dividends, reducing total equity to an amount lower than restated capital stock, which for accounting purposes represents a capital reduction.

The balances of the stockholders' equity tax accounts as of December 31 are:

	2002	2003
Contributed capital account	Ps. 9,105,963	Ps. 9,105,963
Net tax income account	4,394,401	4,190,160
Total	Ps.13,500,364	Ps. 13,296,123

15. Transactions and Balances in Foreign Currency

The Company valued its foreign currency assets and liabilities, represented mainly by U.S. dollars, at the exchange rates effective at December 31, 2002 and 2003 of 10.3613 and 11.1998 Mexican pesos per U.S. dollar, respectively, as the Company expects to use foreign currency assets to settle foreign currency liabilities.

As of December 31, 2002 and 2003, monetary assets and liabilities denominated in foreign currency were as follows:

	2002	2003
Monetary assets-		
Current	$ 351,852	$ 263,297
Long-Term	-	93,616
	351,852	356,913
Current monetary liabilities-		
Interest-free	136,047	137,618
Interest-bearing	344,786	38,826
	480,833	176,444
Long-term liabilities	521,120	716,223
	1,001,953	892,667
Net monetary liability position in foreign currency	$ (650,101)	$ (535,754)

During the years ended December 31, 2001, 2002 and 2003, the Company had the following transactions in foreign currency, which were translated into Mexican pesos at the exchange rate in effect at the date of each transaction. Foreign currency transactions were as follows:

	2001	2002	2003
Direct export sales	$ 706,150	$ 597,601	$ 595,227
Indirect export sales under agreement	119,234	181,728	141,973
Sales of foreign subsidiaries	132,640	122,710	123,271
	958,024	902,039	860,471
Less-			
Purchases of inventories	(439,051)	(405,591)	(394,403)
Purchases and expenses of foreign subsidiaries	(92,770)	(104,281)	(102,690)
	(531,821)	(509,872)	(497,093)
	426,203	392,167	363,378
Interest earned	5,150	4,359	1,012
Less- Interest expense	(77,691)	(32,893)	(52,652)
	(72,541)	(28,534)	(51,640)
Technical assistance	(6,997)	(5,307)	(8,187)
Net	$ 346,665	$ 358,326	$ 303,551

As of March 26, 2003, the unaudited foreign exchange position was similar to that at yearend, and the exchange rate was 11.0130 Mexican pesos per U.S. dollar.

16. INCOME AND ASSET TAXES AND EMPLOYEE STATUTORY PROFIT SHARING

The Company is subject to income taxes ("ISR") and tax on assets ("IMPAC"). ISR is computed by taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated constant prices and the deduction of purchases instead of cost of sales, which permit the deduction of current costs, and taxable income is increased or reduced on certain monetary assets and liabilities through the annual adjustment for inflation, which is similar to the monetary position result. ISR is calculated in terms of currency when the transactions occurred and not in terms of the currency at yearend. Up to 2001, the income tax rate was 35%, with the obligation to pay this tax each year at the 30% rate, with the remaining 5% payable when income is distributed.

The tax rate was 35% in 2002 and 34% in 2003 and reduces by one percentage point each year until reaching 32% in 2005. The deduction for employee statutory profit-sharing ("PTU") and the obligation to withhold taxes on dividends paid to individuals or foreign residents were also eliminated.

IMPAC is calculated by applying 1.8% to the Company's asset position, as defined in the law, and is payable only to the extent that it exceeds ISR payable for the same period. If in any year IMPAC exceeds the ISR payable, the IMPAC payment for such excess may be reduced by the amount by which ISR exceeded IMPAC in the three preceding years and any required payment of IMPAC can be credited against the excess of ISR over IMPAC during the next 10 years

Some subsidiaries in the agribusiness sector have authorization to pay income and asset taxes under a simplified scheme based on cash receipts and disbursements. Other subsidiaries have the right to a 50% reduction in their taxable income depending on their activities.

DESC is subject to ISR and IMPAC with its subsidiaries on a consolidated basis in the proportion in which the Company holds the voting stock of its subsidiaries at the balance sheet date. As of January 1, 2002, the proportion is calculated based on the average daily equity percentage that DESC holds of its subsidiaries during the year. The tax results of the subsidiaries are consolidated at 60% of such proportion. Estimated payments of ISR and IMPAC of both DESC and its subsidiaries are made as if the Company did not file a consolidated tax return.

Employee profit sharing has been determined based on the individual results of each operating company, rather than on a consolidated basis.

Tax loss carryforwards and recoverable asset tax – As of December 31, 2003, the Company has tax loss carryforwards for income tax purposes and recoverable asset taxes, which will be indexed for inflation through the year applied or recovered, in the following restated amounts:

Maturity	*Tax Loss Carryforwards*	*Recoverable Asset Taxes*
2004	Ps. 315,781	Ps. 27,231
2005	196,277	21,289
2006	32,039	24,084
2007	98,881	22,713
2008	88,875	20,619
2009	144,859	50,850
2010	1,387,334	63,858
2011	669,858	72,864
2012	333,727	67,266
2013	1,072,752	141,161
	Ps. 4,340,383	Ps. 511,935

On December 12, 2003, the Company won the lawsuit involving the deduction of the loss from the sale of shares obtained in 2000, as an operating tax loss; consequently, as of that date such loss is presented within tax loss carryforwards.

Deferred income taxes – The tax effects of the temporary differences that generated deferred tax liabilities (assets) are as follows:

	2002	*2003*
Property, plant and equipment	Ps. 1,865,513	Ps. 1,466,891
Inventories	539,177	400,042
Land held for development and real estate projects	677,907	659,391
Reserves and provisions	(186,313)	(147,103)
Tax loss carryforwards	(1,446,973)	(1,388,923)
Recoverable asset tax	(409,432)	(511,935)
Allowance for doubtful tax loss carryforwards and recoverable asset taxes	325,693	519,289
Other	(26,457)	(116,903)
	Ps. 1,339,115	Ps. 880,749

The reconciliation of the statutory and effective ISR rates expressed as a percentage of income before provisions, discontinued operations and extraordinary items is as follows:

	2001	2002	2003
Statutory rate	35.0%	35.0%	34.0%
Add (deduct) the effect of permanent differences-			
Nondeductible items	15.0%	(30.8%)	(26.2%)
Non-taxable income	(12.8%)	29.0%	20.2%
Monetary gain position	(8.7%)	63.4%	10.0%
Adjustment for inflation	10.6%	(81.1%)	(10.6%)
Income related to subsidiaries subject to the simplified tax system	1.8%	-	2.0%
Allowance for tax loss carryforwards and asset tax	-	(98.8%)	(21.8%)
Other	(50.4%)	39.7%	(14.6%)
Effective rate	(9.5%)	(43.6%)	(7.0%)

17. Discontinued operations

As mentioned in Note 1, the Company decided to shut down the spark plugs and automotive electrical parts businesses of the autoparts segment, the natural pigments business in the chemicals sector, in the food sector the hog raising operation located in the Bajio region, and the shrimp business was disposed of by means of donation. A summary of the combined statements of income of the discontinued operations for the years ended December 31, 2001, 2002 and 2003 is as follows:

	2001	2002	2003
Revenues from discontinued operations	Ps. 588,732	Ps. 405,814	Ps. 124,771
Costs and expenses	717,309	948,433	153,225
Integral financial result	(11,560)	26,835	(1,364)
Other (income) expense	39,664	115,430	(107,372)
Current and deferred income tax and employee profit sharing	97,182	(55,016)	57,386
Net income (loss) from discontinued operations	Ps. (253,863)	Ps. (629,868)	Ps. 22,896

18. Extraordinary item

The extraordinary item, net of the related income tax effects, represents a provision for restructuring expenses.

19. Lease commitments

As of December 31, 2002 and 2003, the Company had operating leases for equipment commitments equal to Ps.447,797 and Ps.623,875 whose maturity dates are as follows:

Maturity	*2002*	*2003*
2003	Ps. 108,195	Ps. -
2004	96,743	149,892
2005	82,626	142,943
2006	68,871	125,041
2007	23,386	68,938
2008	21,816	57,759
2009	46,160	45,894
2010	-	33,390
	Ps. 447,797	Ps. 623,857

Lease expenses recorded in the statements of income (loss) during 2001, 2002 and 2003 amounted Ps.42,853, Ps.30,673 and Ps.108,195, respectively.

20. Financial instruments

The Company has contracted exchange rate forwards and calls on U.S. dollar debts, fixing the exchange rate to hedge against exchange losses on U.S. dollar loans. The exchange result of the forward or call is recorded in the integral financing result, by offsetting the exchange result from the liability hedged, while the asset generated is deducted from the hedged liability. As of December 31, 2003 the Company has four contracts to buy and sell U.S. dollars for a total amount of $2,141 maturing during 2004.

The Company also has interest rate swaps to manage the interest rate risk on its variable interest debt. The Company has entered into interest rate swaps in which it pays amounts calculated based on fixed interest rates and receives amounts calculated based on variable interest rates. The difference between such amounts is recorded in the integral financing result, offsetting the effect of the variable interest rate on the hedged loans. The asset generated in the swap is deducted from the payable interest hedged.

Some of the Company's subsidiaries contracted forwards with Pemex Gas y Petroquímica Básica to protect themselves from natural gas price volatility for the period from January 2002 to December 2003.

The Company purchased insurance coverage against natural gas market prices increases above the maximum price it selected by paying a premium. The maximum price level was 8.705 U.S. dollars per million units of energy "MMBTU" and the minimum price was 4.245 U.S. dollars per "MMBTU". If the reference price exceeds the maximum price a discount will be included in its invoice, while if it is below the minimum price, the invoice will be issued for the respective minimum price. Given that the insurance contract represents a contractual obligation, guaranteed with the fixed gas price of 4.00 U.S. dollars per MMBTU, the Company records the respective effects in results as the MMBTU amounts committed are consumed, and it has not recorded the effect of the potential gain or loss if the gas price premium were settled at present value. At December 31, 2003, the net loss recorded for this transaction was Ps.10,393.

The market value of the derivative contracts mentioned above is estimated based on quoted market prices to terminate the contracts at the reporting date. As of December 31, 2003 the market value of the financial instruments is Ps.47,405, and the net loss recorded during the year for the forwards, calls and swaps was Ps.124,928.

Sales options in the food sector - With regard to the 1998 acquisition of CORFUERTE and AAC, companies in the food sector, the Company executed contracts known as "puts" with its minority shareholders so that at a given date and amount, DESC would undertake to acquire the shareholding packages of such minority shareholders.

On November 11, 2003, the minority shareholders of CORFUERTE and AAC formally notified their decision to exercise their put options to DESC, which was formalized on January 29, 2004. Accordingly, as of the date, the shareholding percentage of DESC in such subsidiaries increased from 77.6% to 96.1% and from 81.3% to 99.9%, respectively. The amount paid was $14,311 (Ps.156,194) and is recorded in the consolidated balance sheets as a liability under the heading of "Other payables and accrued liabilities.".

21. Subsequent events

Resolutions adopted at stockholders' meetings- At a Stockholders' Special Meeting and a Stockholders' Ordinary and Extraordinary Meeting held on March 8, 2004, the following resolutions were adopted:

a. The mandatory conversion of the totality of the Series "C" shares into Series "B" shares, and the cancellation of the inscription of the Series "C" shares in the National Securities Registry. This agreement went into effect on March 16, 2004. As of that date, the American Depositary Shares (ADS), which are registered with the Securities and Exchange Commission (SEC), and are traded in the New York Stock Exchange, Inc. (NYSE), will represent 20 Series "B" shares.

b. The voluntary conversion of the Series "A" shares into Series "B" shares and the voluntary conversion of Series "B" shares into Series "A" shares, by those shareholders who so request. The Series "A" shares have not been and will not be registered under the 1933 Securities Act, or under any other applicable law in jurisdictions other than Mexico. Consequently, the voluntary conversion will be offered only in Mexico and the US shareholders of DESC will not be able to participate.

c. The amendments to the corporate bylaws of DESC, which include the elimination of the restrictions on foreigners holding Series "B" shares.

d. Proposal to perform a capital stock increase in the amount of Ps.2,738 million ($248 million), through the issuance of 912,719,584 new ordinary shares at a subscription price of three pesos per share.

With regard to the proposed capital increase, DESC entered into a Share Subscription Collaboration Agreement with Inversora Bursátil, S.A. de C.V. Casa de Bolsa, Grupo Financiero Inbursa ("Inbursa"). Such agreement establishes that, if the shareholders do not exercise their entire right of first refusal regarding the shares subject to the increase, DESC will be obligated to offer, and Inbursa will be obligated to subscribe, subject to certain conditions, for itself or on account of third parties, up to the equivalent of Ps.2,000 million, in unsubscribed shares at the same price of three pesos per share. The rights of first refusal to such subscription will be offered only in Mexico.

Close of operations of Fenoquimia, S.A. de C.V. - On February 17, 2004, the Company decided to begin closing down the operation of Fenoquimia, S. A. de C. V., which is engaged in the production and sale of phenol.

The condensed financial position Fenoquimia, S. A. de C. V. as of December 31, 2002 and 2003, and the results of its operations for the years ended December 31, 2001, 2002 and 2003, are shown below:

Item	*2002*	*2003*
Current assets	Ps. 5,156	Ps. 34,217
Property, plant and equipment	38,433	36,436
Other assets	42,869	46,782
	86,458	117,435
Current liabilities	316,465	384,429
Long-term debt	16,150	15,533
	332,615	399,962
Net	Ps. (246,157)	Ps. (282,527)

Item	*2001*	*2002*	*2003*
Net sales	Ps. 313,277	Ps. 91,454	Ps. 109,447
Cost of sales	(431,489)	(129,623)	(83,656)
Operating expenses	(50,216)	(15,812)	(10,014)
Net comprehensive financing cost	(4,822)	(29,374)	(30,039)
Other revenues and expenses- Net	(102,898)	(10,944)	(66,459)
Income tax	(4,804)	7,735	8,001
Net loss	Ps. (280,952)	Ps. (86,564)	Ps. (72,720)

Joint investment with Hayes Lemmerz, Int.- On January 15, 2004 Desc Automotriz, S.A. de C.V. concluded its joint investment with Hayes Lemmerz, Int. ("HLI"). To do this, the assets of the aluminum wheel rim plant were sold to HLI and 40% of the shares owned by HLI, were acquired for $1.00, so that now Desc Automotriz, S.A. de C.V. owns 100% of the shares of the Company that manufactures steel wheel rims. As of December 31, 2003, the Company adjusted the net realizable value of the fixed assets of the aluminum plant, which generated a charge to results for the year of Ps.114,200, net of taxes. In 2004 the dissolution of the joint investment will be recorded as an item of stockholders' equity.

22. New accounting principles

In May 2003, the IMCP issued Bulletin C-12, "Financial Instruments of a Debt or Equity Nature or a Combination of Both" ("C-12"), whose application is mandatory for financial statements of periods beginning on or after January 1, 2004, although early adoption is encouraged. C-12 is the compilation of the standards issued by the IMCP with respect to the issue of debt or equity financial instruments, or a combination of both, and includes additional standards on the accounting recognition for these instruments. Consequently, C-12 indicates the basic differences between liabilities and stockholders' equity and establishes the rules for classifying and valuing the components of debt and equity of combined financial instruments in the initial recognition. Subsequent recognition and valuation of liabilities and stockholders' equity of the financial instruments is subject to the standards issued previously in the applicable bulletins. The Company believes that the effects of adopting this new accounting principle will not have significant effects on its consolidated financial position and results of operations.

INVESTORS' INFORMATIO

CORPORATE HEADQUARTERS
Paseo de los Tamarindos 400-B, piso 28. Bosques de las Lomas. México, D.F. 05120. Phone: (52 55) 52 61 80 00

DEPOSITORY OF ADS'S
Citibank N.A. 111 Wall Street, 20th Floor. New York, New York 10043 U.S.A. Phone: (212) 657 46 65
Depositary Receipt Services 14th Floor. Citigroup Centre. Canada Square. Canary Wharf. London E14 5LB U.K.

LEGAL COUNSELS
De Ovando y Martínez del Campo, S.C. Bosque de Alisos 47-B, Despacho 101. Bosques de las Lomas. México D.F. 05120. Phone: (52 55) 30 00 40 00
Weil, Gotshal & Manges. 767 Fifth Avenue. New York, New York 10153 U.S.A. Phone: (212) 310 80 00

INDEPENDENT ACCOUNTANTS
Galaz Yamazaki Ruiz Urquiza S.C. Paseo de la Reforma No. 505. Col. Cuauhtémoc. México, D.F. 06500. Phone: (52 55) 50 80 60 00

COMMON STOCK DATA
DESC, S.A. DE C.V. "A" shares and "B" shares are listed an admitted for trading on the Bolsa Mexicana de Valores, S.A. de C.V. (the Mexican Stock Exchange) under the ticket symbol "DESC". The ADS's, each representing twenty "B" shares, are listed on the New York Stock Exchange under the ticker symbol "DES".

FORM 20-F
The Company files reports on Form 20-F with the U.S. Securities and Exchange Commission. The filimgs are and will be available through the Office of Investors Relations upon written request.

INVESTORS' RELATIONS
Investors and analysis should direct all enquires to:

IN MEXICO:
Marisol Vázquez-Mellado M.
Jorge Padilla E.
DESC, S.A. DE C.V. Paseo de los Tamarindos 400-B, Piso 28. Bosques de las Lomas. México, D.F. 05120. Phone: (52 55) 52 61 80 00

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